UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT ON FORM 1-K PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2024

RYSE INC.

(Exact name of issuer as specified in its charter)

Ontario, Canada	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 Camden St. Suite 200, Toronto, Canada	M5V 1V1
(Address of principal executive offices)	(Zip Code)

929-219-3299
Issuer’s telephone number, including area code

Class B Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the term “RYSE,” “we,” “us,” “our,” or “the company” refers to RYSE Inc. on August 28, 2020, and its consolidated subsidiaries; “CDN$” refers to Canadian Dollars; and “$” refers to US Dollars“$1 = CDN$1.37, calculated as the average exchange rate between January 1, 2024 to December 31, 2024 stated by the Bank of Canada, unless otherwise indicated in the document.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Item 1. Business

Company Overview

RYSE Inc. is an “internet-of-things” (“IoT”) technology startup that creates devices to motorize and automate window coverings, servicing the residential and commercial markets. RYSE intends to re-invent the concept of window blinds and shades motorization, by creating a suite of retrofit and after-market devices that will enable the automation of existing installed window coverings. The company is developing automation features in which their devices intelligently respond to sensors and weather data, controlling the window shades position to reduce energy use by lowering cooling loads or artificial lighting loads.

RYSE Inc. was incorporated on May 6, 2009 in Ontario, Canada as ETAPA Window Fashions and began operations on January 1, 2015. The company changed its legal name to Axis Labs Inc. on January 15, 2016 and to RYSE Inc. on August 28, 2020. The company has a Delaware subsidiary RYSE USA Inc.; A transfer price agreement has been established with the Canadian parent, and the US subsidiary acts as the sales arm or ‘agent’ for the Canadian parent, for US related business matters.

Our Mission

Our mission at RYSE is to enhance your space, with smart and simple technology – focusing on both providing greater comfort and greater energy savings. We have the vision to put RYSE on every window covering. We want consumers to think of ‘RYSE’ when they think of smart blinds or smart shades.

Our Products and Services

RYSE SmartShades is a connected device that is installed on the window frame, and controls existing beaded chains or cord loops of a window shade, in order to motorize them. Mounting the device on the window frame outside of the shades differs from several of our competitors that produce devices that are integrated into the shade roller mechanism at the time of fabrication of the shades. Once our device is installed, users can control their shades via our mobile app, where they can create schedules; for example, they can set a timer to have their bedroom window shades open at 7 am to help them wake up to natural sunlight, and close at 8 pm to provide more privacy during the evenings. Users can also control RYSE SmartShades via its on-device buttons, or integrate with smart home or building automation platforms, including Google Home, Amazon Alexa, and Apple HomeKit. The apps enable controlling shades from a smartphone.

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Our first generation device, the “AXIS Gear,” is the predecessor to RYSE SmartShades, and is the only device currently available in the market, having generated 100% of historical and current sales. AXIS Gear is similar to RYSE SmartShades in its installation and control functionalities. However, AXIS Gear differs in its industrial design, performance, and communication protocol, using ZigBee to integrate with third party platforms, whereas RYSE SmartShade relies on a cloud API. RYSE SmartShade, being a second-generation model, is inherently more robust in performance, providing a faster, stronger, and quieter motor as well. RYSE SmartShade began shipping in Q4 2021. As of the end of 2024, AXIS is no longer available for sale and the AXIS brand is being depreciated and phased out.

In addition to our physical hardware devices, we are also developing a software suite for the commercial real estate market, including offices, hotels, and senior housing, to be used in conjunction with our hardware. The software will integrate with building automation systems and control the window shades’ position throughout the day via RYSE SmartShades, based on weather conditions, sensor data, and user preferences, in order to optimize occupant comfort, and energy savings. RYSE SmartShades will automatically lower window shades during hot and sunny summer weather, to block solar-heat-gain and reduce indoor cooling, as well as automatically open window shades during overcast weather to harvest natural daylight and reduce indoor artificial lighting, which we believe can lead to a reduction of upwards of 20% in cooling (HVAC) loads, and 24% in lighting loads, reducing overall energy consumption in the building and GHG emissions.

This software suite is currently in development, and will undergo a contracted pilot with 2 commercial buildings in Toronto, measuring the energy savings from shade automation. We have completed one pilot site during 2024, and another is set to begin in 2025 and run throughout 2026.

RYSE launched their latest hero product, SmartCurtain, to be able to motorize and automate existing installed curtains and drapes that run on a curtain track, rail or rod.The RYSE SmartCurtain can be installed in less than one minute without the need for any tools or modifications to the window covering or frame. The SmartCurtain hangs on the curtain track, rail, or rod, and is placed between the pleats of a curtain, gliding left-and-right to open and close the curtain.

Manufacturing and Production Process

We outsource the manufacturing of our hardware device to a contract manufacturer based in China with a supplementary factory located in the Philippines .

Our products are shipped from China, historically via air freight, and stored in a third-party fulfillment (3PL) center.. When a customer places an order via our website, our 3PL will receive the order details and is responsible for order processing, packaging, and shipping.

Similarly, if a customer purchases from Amazon, Amazon’s warehouse will be responsible for the order processing.

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Customers and Sales

Our products are sold primarily online via our website (www.helloryse.com). We also sell on Amazon, BestBuy, HomeDepot.com, and Lowes.com.

Customers discover our products via the use of online advertisements, primarily on Facebook, Instagram, and Google and the latter’s ad network. We are able to target customers based on their profiles and customer demographics via Facebook and Instagram, showing them image and video advertisements of our products to promote product discovery and engagement. With respect to Google, we target customers based on their search query, as an indication of intent to purchase. The majority of all historical sales has been driven via these online advertisement platforms.

Going forward, we have plans in place to begin selling and distributing into scalable sales channels, including retailers and dealers. We have hired a Sales Manager responsible for our B2B sales efforts, who has work experience as a B2B Sales Manager for a global window covering company. Our B2B customers include real estate developers such as Related and Presidio Bay.

Traction

RYSE has generated over $10 million in lifetime revenues, having shipped over 60,000 devices to-date. Sales have been predominantly generated online via direct-to-consumer sales. The company has considerable experience with New Product Introduction and manufacturing in China, ensuring robust quality control measures are implemented. Our innovation in the smart shade space has resulted in 10 patents granted by the United States Patent and Trademark Office (“USPTO”), with 4 additional patents pending. Our patents are also pending in Canada, EU, and China via the Patent Cooperation Treaty filing. The company also owns the registered trademark to “RYSE” within our industry.

RYSE launched and began shipping the RYSE SmartShade in Q4-2021, and the RYSE SmartCurtain in Q4-2024.

The company has raised over $15million in funding through family & friends, retail investors, angel investors and institutions, in the form of direct equity investments or convertible notes. Notable investors include GlobalLive, and OPN, as well as angel investor Shawn Doughtery. Founder and CEO, Trung Pham, also appeared and pitched on the television show Dragons Den, which is the Canadian version of the show Shark Tank, under the previous brand “AXIS” – this can be viewed on Netflix (Season 13, Episode 6).

In 2019, the company was awarded a CDN$3.67 million federal cleantech grant, an additional CDN$183,000 bonus funding in 2020, and an additional CDN$192,000 bonus funding for 2021for a total of CDN$4.05 million from Sustainable Development Technology Canada (“SDTC”). The funding for the initial award is disbursed over the course of 3 years and 4 milestones, while the bonus funding was immediately disbursed. The grant funding is to be used for the development the RYSE SmartShade, piloting the device and its associated software into 2 commercial office spaces and 1 hotel. The goal of this pilot is to measure the energy savings provided by shade automation as a proof-of-concept, with the goal to subsequently scale our technology into other commercial buildings worldwide. As of the end of 2024, the company has completed this project.

Market Opportunity

The market for shades can be separated into two segments: consumer residential and commercial buildings. The “smart shades” market is a sub-category of the overall “automated shade” market; the difference being that the former requires integration into a smart home or building automation platform, or is directly accessible to the cloud, while the latter requires only the motorization of window shades (that can be controlled via a remote control).

On the consumer front, the smart shades market is also a sub-category of the “smart home” market, a $47 billion market (2018) with a 22.2% market penetration in Canada and the US, expected to grow at a compound annual growth rate (CAGR) of 5.3% from 2018 to 2025. Globally, it is a $158 billion market expected to grow to $262 billion by 2025. The large growth in the smart home space is driven by the adoption of smart speakers that have now become the foundation of the smart home, as they enable home owners to control different devices. Smart shades becomes a high priority after home owners have outfitted their homes first with smart speakers – being the central control – followed by security cameras, smart thermostats, smart. RYSE conducted primary research by surveying 2,241 individuals; this resulted in approximately 5.93% of American respondents indicating that they would like smart shades in their homes.1 The smart shades market itself is in its infancy, currently a global $351 million market in 2023, yet expected to grow to $2.81 billion by 2033, a compound annual growth rate (CAGR) of 23.1%.2 Note that the smart shade market is defined as “fully-autonomous”, that can be automated on a schedule, sensor, or set of algorithms, which differs from traditional motorized or electric shades, which require human interaction (e.g. a push of a button on a remote or wall switch).

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1 Frost & Sullivan, Future of Smart and Connected Homes, Forecast to 2025, 2019

2 Fact MR: Smart Shades Market

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Commercial buildings are motivated primarily by occupant comfort and energy savings - 30% of energy consumed in buildings is wasted; half of this energy is lost through windows. Additionally, windows are responsible for more solar heat gain than any other building surface. This all amounts to a $35 billion problem. The US Energy Information Administration reports (2018) that there are over 933,000 commercial buildings with a ‘Building Automation System” (BAS) – software to automate core functions in the building to improve occupant comfort and reduce energy consumption. Of this, over 317,000 buildings have already implemented lighting automation control systems in conjunction with their BAS.

The smart home industry itself has also seen significant M&A activity and consolidation over the years, including Google acquiring Nest (makers of the Smart Thermostat) for $3.2 billion, Amazon acquiring Ring (makers of the video doorbell) for $1.2 billion, and Assa Abbloy acquiring August (makers of the Smart Doorlock).

The window covering industry has also seen some significant acquisitions, including Hunter Douglas, the largest global window covering company, being acquired by private equity firm 3G, at an enterprise value of $7 billion, and Spring Window Fashions, the second largest global window covering company, acquired by private equity firm Clearlake Capital Group. Springs also acquired B&C International, a large European window coverings company.3

Competitors and Industry

We operate in a highly competitive “window covering” industry – products that can “cover” a window. Our main competitors include incumbent companies and alternative technologies to RYSE that consist of window covering solutions that primarily focus on managing solar heat gain (“SHG”) and natural daylight. The goal of these technologies would be to block solar heat gain that will in turn lower indoor cooling loads on HVAC systems, as well as capture natural daylight in order to reduce indoor artificial lighting – we believe optimizing both can yield substantial energy savings of 20% and 24% respectively.4 We compete with companies that produce mechanisms to retrofit window shades, those that sell motorized shades, and those that tint windows.

Our traditional competitors, which sell motorized shades, include Hunter Douglas, Somfy, Lutron, qMotion, Mechoshades, and IKEA. These companies use a technology known as “tubular motors,” which as the name implies, are motors that fit inside the tubes of the window shades, and rotate to lift and lower. Consumers are required to purchase complete motorized shades, as a tubular motor is a component and not a consumer product; if consumers already have manual shades installed, they must dispose of their current shades and replace them with motorized shades. These solutions vary in price, largely driven by the selection of fabric and size of the window shade.

Indirect competitors includes alternatives to window coverings, such as smart tinting glass, or a film applied to the glass. ‘Smart Glass’ companies such as SageGlass, Kinestral, or View dominate this space, but command a premium price point of more than $130 per square foot, and traditionally target commercial applications such as AAA commercial office buildings, airports, airplanes, and cruise ships, always during pre-construction phases. An alternative to smart glass is a film applied to the window glass, offered by companies such as Smart Tint, Sonte, and InvisiShade, after-market solutions that cost more than $25 per square foot.

There are a handful of other companies in the retrofit smart shading space that emerged around or after the launch of our Indiegogo crowdfunding campaign in 2015, several of whom we believe are infringing on our intellectual property. These companies include Brunt, Soma, and Teptron. Although all three have a similar approach to shade automation – by controlling the window shade’s beaded chain or corded loop – and share some similarities in appearance, there are significant differences in the underlying technology and distribution channels. Furthermore, as of the date of this Annual Report, they are limited to online sales and are not available through offline distribution channels. None of these competitors offer their products for commercial applications nor, to the knowledge of the company, are looking to expand into commercial applications.

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3Yahoo Finance

4 SunProject: The Impact of Shading and Lighting Control on Energy Demand

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Competitive Advantage

We believe that the competitive advantage of our products is in their retrofit nature, able to motorize existing installed window coverings and provide shade automation at a more affordable price point than the alternative solutions. Our devices are designed to be ‘one-size-fits-all’ that can be readily mass produced and distributed. This is an important distinction from our competitors, who require all sales and installations to be custom jobs and time-consuming, which adds unnecessary overhead and costs.

RYSE is not only a disruptive product, but is building a defensible competitive advantage via its distribution channels. RYSE is also able to sell through non-traditional distribution channels, such as big box retail and ecommerce, simplifying the entire purchase process. The sales process for our competitors typically requires window sizes to be measured, and a price quoted for product and installation. For example, a customer who purchases motorized shades will typically go to a dealer, who will then provide a quote based on the fabric selected and the size of the windows. This information is then sent to the fabricator who must source the fabric and tubular motors from suppliers, and then assemble the motorize shade for the customer. The process from window measurement to design choices to fabrication, to shipping, to installation, can add significant lead times and costs. By design, RYSE makes both the purchase process and installation incredibly simple: customers can simply buy online and, as a do-it-yourself product, and install our device in minutes.

Lastly our patents have allowed us to successfully remove products that infringe our patents off Amazon, thereby mitigating the prospect of future competition. In Amazon.com’s Brand Registry, we identify which products/companies are infringing on our patent with our US patent number, and our Amazon court case docket number that serves as a precedent, issued to us when we won our first few Amazon judgements. By doing this, Amazon will defer to our previous court judgement and immediately remove these products that infringe our patents. The products are delisted almost immediately. This is the regular process used by Amazon to deal with such disputes.

Subsidiaries

The company has a Delaware subsidiary RYSE USA Inc., which is a ‘flow-through’ entity, where a transfer price agreement has been established in which all funds are flowed to the Canadian parent, and the US subsidiary acts as an ‘agent’ for the Canadian parent, for US-related business matters.

Intellectual Property

We currently have 10 granted patents issued by the USPTO, and 4 patents pending, as well as a trademark filed under “RYSE”. We have one issued patent in China, and 3 patents pending; 2 patent issued in Europe, and 3 patents pending; and 2 patents pending in Canada.

Employees

The company currently has 23 full-time employees.

Litigation

The company has not been and is not currently involved in any lawsuit.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing in Item 7 of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors discussed elsewhere in this Annual Report

RYSE Inc. was incorporated on May 6, 2009 in Ontario, Canada as ETAPA Window Fashions and began operations on January 1, 2015. The company changed its legal name to AXIS Labs Inc. on January 15, 2016 and changed its legal name to RYSE Inc. on August 28, 2020. The company has a Delaware subsidiary RYSE USA Inc., responsible for all global sales and marketing activities of its products.

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To date, the company has raised a total of approximately CDN$20,854,475 in proceeds in equity investments, from friends and family, accredited investors, angel investors, and investment funds.

The company’s historical revenues consist of device sales of its retrofit shade automation device, AXIS Gear, which has been discontinued as of Q4-2021, and replaced with its second-generation device, the RYSE SmartShade. Revenue is predominantly driven via ecommerce sales, either via direct-to-consumer sales on the company’s product website (www.helloryse.com), or via third party websites, such as Amazon.com, HomeDepot.com, and Lowes.com. Revenue is recorded when a product is shipped to the end consumer. Cost of goods sold includes the cost paid to our factory for the goods, inbound freight to our warehouse in the United States, customs charges and duties and, starting in 2019, sales commissions paid to third-party sites such as Amazon.

RYSE Inc. was awarded a CDN$3,675,455 government grant from SDTC in 2019, with proceeds of the grant to be used to develop a retrofit shade automation device to pilot in 2 commercial office spaces and a hotel, with the purpose to measure the energy savings provided from automating the window shades. The funding of the grant is disbursed over 3 years and 4 milestones. Each tranche of funding is received on or around the start date of each milestone, and a 10% balance of total funds withheld until the completion of the pilot project. Milestone 1 started on October 1, 2019 with CDN $1,197,462 disbursed in the first tranche and received in early 2020. Milestone 2 started on January 1, 2021 with CDN$578,087 disbursed in the second tranche. Milestone 3 started on September 1, 2021, with CDN$692,750 disbursed in the third tranche. Milestone 4 is started on October 1, 2022 with CDN$839,599 received on Sep 28, 2022. The final payment of CDN$367,544 was disbursed upon completion of the pilot project in 2024.

Results of Operations

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues and Cost of Sales

All figures in Canadian dollars	Year ended December 31
	2024	2023
Revenues	$2,449,083	$1,465,364
Cost of Sales	1,673,751	539,678
Gross Margin	$775,332	$925,686
Gross Margin %	31.7%	63.2%

Revenues

Revenues for the year ended December 31, 2024 increased CDN$983,719 to CDN$2,449,083 compared to the revenues for the year ended December 31, 2023 of CDN$1,465,364. The 67.1% increase in 2024 revenue was due to the company providing additional discounts during the year, especially during sale periods and providing extra volume discounts. In addition, the company executed a greater number of promotional campaigns compared to prior years, leading to the increase in revenue.

Cost of Sales

Gross margin as a percent of sales was 31.7% in 2024 as opposed to 63.2% in 2023. This was due to the increase in promotional campaigns, which discounted the sales price, leading to a higher cost of sales as a percentage of revenue, and lower margin.

Inventory costs increased from $539,678 for the year ended December 31, 2023 to the current year ended December 31, 2024 of $1,673,751, due to higher sales volume in 2024 compared to 2023. The product costs also include write-down of AXIS units during the year.

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Operating Expenses

All figures in Canadian dollars	Year ended December 31
	2024	2023
Operating Expenses	$7,282,351	$5,483,632

Operating expenses consist of salaries and benefits, advertising and promotion, research and development, freight and shipping, occupancy, office and general expenses.

Operating expenses increased in 2024 by CDN$1,798,719 or 32.8% as compared to 2023. Advertising and promotion expense increased to $1,543,277 (2023 - $1,058,601) during the year to drive additional sales.

Other Income and Expenses

All figures in Canadian dollars
	2024	2023
Finance expense	$(2,092,868)	$(1,376,840)
Interest income	$107	$189
Government grant income	$175,114	$725,800
Write-off inventory	$–	$(48,517)
Gain (loss) on warrants fair value adjustment	$49,666	$33,275
Foreign exchange gain (loss)	$(70,154)	$3,109

Finance expense

The Company’s interest expense increased by CDN$716,028 in 2024 as compared to 2023 as the Company has received net CDN$4,432,861 of term loan and notes payable; and invested heavily into activities related to the Company operations.

Government grant income

The grant income decreased to CDN$175,114 during the period ending December 31, 2024, compared to $725,800 in 2023, which mainly represents the portion of the government loan accretion and other government grants during the year.

Gain (loss) on convertible notes fair value adjustment

The Company convertible notes have a conversion feature that needs to be valued at fair value under IFRS. The fair value of the convertible notes had no significant change in 2024.

Gain (loss) on warrants

The Company’s warrants need to be valued at fair value under IFRS. The fair value of the warrants decreased in 2024 from warrants expiry, resulting in a loss of CDN$70,154.

Foreign exchange gain (loss)

The Company’s financial instruments have been predominantly denominated in Canadian dollars CDN$. As a result, we have minimal foreign currency balances and our foreign currency gains and losses have approximated only 10% of revenues. While we have sales of products in multiple countries, the time lag between sale and collection is relatively short, reducing our exposure to currency gains and losses.

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Loss for the Year

All figures in Canadian dollars	Year ended December 31
	2024	2023
Loss from operations	$6,331,905	$3,832,146

Comprehensive loss	$8,848,651	$5,304,684

Our loss from operations increased by CDN$2,499,759 or 65.2% from 2023 to 2024, as the increase in revenue was offset by an increase in product costs. In addition, operating costs increased in 2024 due to higher advertising and promotional expenses to drive higher sales; increase in research & development costs and depreciation expense from lease assets.

Our total comprehensive loss was CDN$5,304,684 in 2023 and increased to CDN$8,848,651 in 2024 due to an increase of interest expense and a decrease of gross margin during 2024.

Liquidity and Capital Resources

At December 31, 2024 the Company’s cash on hand was CDN$397,638. The Company is generating limited revenues and requires the continued infusion of new capital to continue business operations. The Company has recorded losses since inception. As of December 31, 2024, the Company had a working capital deficit of CDN$10,740,748 and a deficit in stockholders’ equity of CDN$16,318,242.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our Statements of Cash Flows:

	Year ended December 31
	2024	2023
Net cash (used in) provided by:
Operating activities	$(8,396,853)	(5,557,766)
Investing activities	$(179,270)	(19,470)
Financing activities	$8,721,059	5,683,175

Cash used in Operating Activities

We experienced negative cash flows from operations in the years ended December 31, 2024 of CDN$8,396,853 compared to negative cash flow from operations of CDN$5,557,766 in the year ended December 31, 2023.

The net cash used in operations in 2023 was used primarily to fund our net loss of CDN$5,220,930. Our net loss for 2024 was CDN$8,401,205 down from CDN$5,220,930, in 2023, which can be attributed to higher interest expense during the year. Our operating loss for 2024 was CDN$6,331,905, increased from a loss of $3,832,146 in 2023.

Cash Provided by Financing Activities

The Company has financed its operations through the issuance of equity, advances and loans.

Cash Used in Investing Activities

Our operations require minimal investment in capital assets or intangible assets. Our total purchases of these items were CDN$19,470 and CDN$179,271 in 2023 and 2024, respectively.

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Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Issuance of Equity Securities

On December 28, 2020, the company filed an Offering Statement under Regulation A with the Commission. The Offering Statement was qualified on February 22, 2021. The company offered a maximum of 2,104,718 Class B Common Shares at $7.13 per share (the "2021 Regulation A Offering”). During the year ended December 31, 2021, the company sold 50,089 Class B Common shares for proceeds of $357,134. In addition, the company sold 17,142 shares at CDN$9.48 per share, for proceeds of CDN$162,506 during the same period in a concurrent private placement in Canada (the “Canadian Offering”). Share issuance costs directly attributable to the issuance of Class B Common shares totaled $54,666. The 2021 Regulation A Offering terminated on February 22, 2022.

On May 8, 2022, the company amended its Articles of Incorporation to subdivide and split the shares in the capital of the company on the basis of ten (10) shares for every one (1) share held. The share split resulted to a change in the 2021 Regulation A Offering from a maximum of 2,104,718 Class B Common Shares at $7.13 per share to a maximum of 21,047,180 Class B Common Shares at $0.713 per share, which means shares sold in the 2021 Regulation A Offering were effectively sold at $0.713 per share on a post-split basis.

On May 10, 2022, the company filed an Offering Statement under Regulation A with the Commission. The Offering Statement was qualified on July 27, 2022. The company offered a maximum of 25,000,000 Class B Common Shares at $1.00 per share.

During the year ended December 31, 2022, the company sold 339,451 Class B Common shares for proceeds of $339,451, under the July 27, 2022 Offering Statement. In addition, the company sold 141,770 shares at $1.00 per share, for proceeds of $141,770 during the same period in a concurrent private placement in Canada.

During the year ended December 31, 2022, the company issued 280,270 Class B common shares at $0.713 per share, for proceeds of $134,260 and CAD$100,000 under Regulation D and a private placement in Canada.

During the year ended December 31, 2023, the Company issued 1,053,768 Class B Common Shares at $1.00USD per share, for proceeds of $1,053,768USD in the 2022 Regulation A Offering. In addition, the Company sold 229,850 shares at $1.00USD per share, for proceeds of $229,850USD during the same period in a concurrent private placement in Canada.

On August 23, 2023, the Company filed an amendment to the Offering Statement under Regulation A with the SEC, which was qualified on August 31, 2023 (the “2023 Offering Statement”). The Company is offering a maximum of 20,000,000 Class B Common Shares at $1.25USD per share.

During the year ended December 31, 2023, the Company issued 1,190,391 Class B Common Shares (including bonus shares) at $1.25USD per share, for proceeds of $1,394,302USD under the 2023 Offering Statement. In addition, the Company sold 196,093 shares (including bonus shares) at $1.25USD per share, for proceeds of $240,778USD during the same period in a concurrent private placement in Canada. A total of 77,621 bonus shares were issued during the year 2023.

During the year ended December 31, 2023, the Company issued 2,347,253 Class B Common shares at $0.713USD per share, for proceeds of $578,000USD and $1,500,000USD under Regulation D and a private placement in Canada.

During the year ended December 31, 2024, the Company issued 121,400 Class B Common Shares to pay of the remaining balance of certain notes payables amounting to $153,603.

During the year ended December 31, 2024, the Company issued 6,000 Class B Common Shares at a price of $1.00USD per share, generating proceeds of $6,000USD.

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In addition, the Company issued 52,600 Class B Common Shares, including bonus shares, at a price of $1.25USD per share, generating proceeds of $25,000USD.

Additionally, the Company issued 2,181,494 Class B Common Shares, including bonus shares, at a price of $1.50USD per share for total proceeds of $3,055,700USD.

Furthermore, the Company issued 1,032,628 Class B Common Shares, at a price of $1.75USD per share. including bonus shares, in exchange for consideration totaling $1,671,415USD.

The total share issuance cost for the year ended December 31, 2024 is $2,138,588 (2023 - $438,895).

Indebtedness

On April 27, 2018, the company issued a series of promissory notes managed via an inter-creditor agreement by EP Capital in total principal amounts of CDN$1,119,750 and $400,000. Interest is paid monthly, based on 17% annual interest, and the notes have a 36 month maturity. Principal is repaid quarterly, and consists of 6.5% of gross revenues for May 2018 through December 2018, 4% of gross revenues beginning in April 2019, and 3% of gross revenues beginning in April 2020. The loan is secured via a General Security Agreement (GSA) over the assets of the Company and personal security from the company’s CEO, Trung Pham, for 30% of the principal amount. The balance on these notes amounted to CDN $1,557,081 and $739,525 as of December 31, 2023 and December 31, 2024.

The company received a series of loans from the CEO’s father, totaling CDN $270,000 as of December 31, 2021 and December 31, 2022. These loans are unsecured, and carry a 10% simple interest, paid semi-annually, with a 12 month maturity and option to renew. The option to renew has been exercised by both parties through 2025.

The company’s CEO holds a Shareholders’ Loan balance to the company for CDN$4,079,348 as of December 31, 2023 and CDN$3,759,537 as of December 31, 2024.

On November 30, 2021, the company’s wholly-owned subsidiary, RYSE USA Inc., commenced an offering of $1,070,000 in revenue sharing promissory notes under Regulation Crowdfunding. The proceeds of the offering are intended to fund inventory at the subsidiary and will not be available for the company’s operations. The subsidiary is obligated to pay 10% of quarterly net revenues, as defined in the notes, to repay the principal amount of the notes until such date that all such that investors receive 2x times their investment in the notes for the first $400,000 in notes, and 1.75x times their investment for all subsequent funds. The notes are secured by all personal property of the subsidiary and are subordinated to any senior indebtedness of the subsidiary.

During 2023, the company’s wholly-owned subsidiary, RYSE USA Inc. issued a series of promissory notes from existing equity investors. The promissory notes hold interest rates ranging from 16% to 18%. As of the date of this Annual Report, the subsidiary has issued $7,510,878 in principal amount of notes.

During 2023, the company issued a series of convertible securities for total principal amount of CDN $400,000. The notes accrue 18% per annum and are payable 12 months from the date of issuance. The option to renew has been exercised by both parties through 2025.

During 2024, the Company received $5,543,876 and repaid $395,537 from promissory notes without conversion features issued by RYSE USA, Inc. which shall be due and payable in twelve (12) months after the effective date of the note. The interest rate is equal to eighteen percent (15-18%) per annum which shall be payable on a monthly basis. The other movements in this account pertains to foreign exchange revaluation.

During the year ended December 31, 2024, notes payable amounting to $217,809 was paid in exchange for 121,400 Common B shares.

During December 31, 2024, the Company received a total of term loan amounting $388,673 and repaid $1,104,151. During December 31, 2023, the Company received a total of $678,813 proceeds and repaid $1,765,451.

10

For the year ended December 31, 2024, the Company issued additional convertible debentures amounting to $27,000 with stated interest rates of 15% per annum. However, these debentures are short-term in nature and are due and payable 12 months from the date of issuance of the Note. The notes include a conversion feature.

On December 6, 2024, the Company entered into a $270,118 financing agreement with the consignor. This consignment agreement allows the Company to expand its sales partner with expanded consignment opportunity. The loan is secured by a lien on consignment inventory. The agreement permits the lender to expand the collateral to include all Company assets, if payment defaults exceed $50,000 cumulatively or any payment remains overdue by 30+ days.

The company’s total liabilities increased by CDN$5,901,550 from CDN$14,722,265 in 2023 to CDN$20,623,815 in 2024.

Plan of Operations

We plan on continuing operating in a similar fashion as we have in the past, with investments into R&D, increase in staff, and ongoing sales via ecommerce, with increased focus on selling through B2B sales channels to real estate developers and landlords, brick-and-motor retailers, and through smart home, telecommunication, and security system dealers/installers The company has adopted a flexible hybrid office structure, mandating in-office attendance two days a week, specifically on Tuesdays and Thursdays, while permitting employees to work remotely for the remaining three days. The company also employs full-time contractors internationally, in Europe, India, China, the Philippines and South Africa for engineering and administrative roles.

Trend Information

We expect the residential market to continue to adopt smart home and home improvement technologies that can be attributed to the large adoption of voice speakers and DIY smart home platforms such as Google Home, Amazon Alexa, and Apple HomeKit. This trend is further strengthened by the push towards a unified radio communication protocol, known as “Matter”, being promoted by Google, Amazon, and Apple, in order to reduce interoperability issues among devices and platforms.

We expect the commercial buildings market, which includes multi-family, offices, hotels, and senior housing, to adopt technology that will reduce a building’s energy consumption and GHG emissions. The US Climate Alliance is a bipartisan coalition of 25 states to reduce GHG emissions by at least 26-28% below 2005 levels, by 2025. The Alliance is led by state governments with the goals consistent with the Paris Agreement. Local and state regulations have also been introduced to target more aggressive GHG emissions targets. For example, New York City Local Law 97 stipulates that starting in 2024, buildings will be fined for not meeting carbon intensity targets, while California Title 24 (2019) requires daylighting controls in which automatically turn off lights when there is sufficient daylight, and the implementation of demand responsive lighting. Additional voluntary standards, such as LEED, WELL, and FitWel focus on both energy efficiency and occupant comfort. As such, we expect cost-effective retrofit solutions that are simple to deploy will increase in adoption, particularly those solutions that can lead to tangible ROI in the reduction of energy costs, and lower payback periods, such as that of RYSE.

The Company experiences common cyclical and seasonal sales that coincide with peaks during summer, and during sale periods (i.e. Black Friday in November, and Christmas holidays), with lower periods during Q1. Being a consumer electronic device to manage indoor comfort and heating, consumers become more receptive to our type of products and solutions during the summer periods.

The Company’s contract manufacturing partner based in China has a factory located in both China as well as the Philipiines. The factory in the Philippines was constructed in response to the increased tariffs of 25% levied on a select category of Chinese goods that are imported into the U.S., implemented in 2018. However, based on the HS Code for the Company’s products, this current 25% in additional duties is not applicable to its imports. It should, none-the-less, be noted that the availability of another factory in the Philippines decreases our risk to global trade wars that could occur.

11

Item 3. Directors, Executive Officers and Significant Employees

Our directors are elected by our shareholders and our officers are appointed by our directors. The company’s officers and directors as of April 28, 2025 are as follows:

Name	Position	Age	Term of Office
Executive Officers
Trung Pham	Chief Executive Officer	37	2009-Present
Marc Bishara	Chief Technology Officer	35	2015-Present
Directors
Trung Pham	Director	37	2015-Present

Trung Pham (CEO and Director)

Trung is a serial entrepreneur, with RYSE being his second venture. He has served as founder and CEO of RYSE since it commenced operations in 2015, leading strategy, hiring, and fundraising effort, where he has raised over CDN$6 million in external financing (both debt and equity). His first startup, Nightlife Passport, is an event and promotions management web platform that allows nightclub and concert promoters to create events to sell tickets and manage their team. At Nightlife Passport, Trung focused on business development, and grew revenues to over CDN$125,000 in recurring revenue within the first 12 months of operations. Nightlife Passport merged with a mobile-first player, Alfiee. Trung has a background in finance, completing all 3 Chartered Financial Analyst (CFA) exams within 18 months. He earned a Bachelor of Business Administration from York University’s Schulich School of Business in 2009.

Marc Bishara (CTO)

Marc is a resilient engineer who loves solving exciting problems. Marc has served as RYSE’s Chief Technology Officer since its inception in 2015, leading the development and launch of its entire hardware devices, and mobile applications. He has both corporate and start-up experience, first with ATS Automation as a vision engineer, where he designed optical systems and computer hardware for image processing applications. His first dive into the startup world was with Kiwi Wearables (www.kiwi.ai), where he was responsible for designing the firmware and application for their Bluetooth wearable product “Glance” – an application that tracks the orientation and displacement of Glance in 3D space. His skillsets intersect software, hardware, and embedded systems. Marc earned a Bachelor of Engineering in Mechatronics from McMaster University in 2014.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2024 we compensated our highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Trung Pham*	CEO	$58,394	$0	$58,394
Marc Bishara**	CTO	$87,591	$0	$87,591

*	The executive was paid an annual cash compensation of CDN$80,000, converted at the rate of $1.00 = CDN$1.37

**	The executive was paid an annual cash compensation of CDN$120,000, converted at the rate of $1.00 = CDN$1.37

12

Item 4. Security Ownership of Management and Certain Securityholders

As of December 31, 2024, there are 35,572,451 Class A Common Shares and 12,336,138 Class B Common Shares outstanding. The following table sets out, as of December 31, 2024 the securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the company’s securities, or having the right to acquire those securities.

Title of class	Name and address of beneficial owner**	Amount and nature of beneficial ownership		Amount and nature of beneficial ownership acquirable	Percent of class	Total Voting Power
Class A Common Shares	Trung Pham	21,000,000	*		59.03%	100%
Class A Common Shares	Officers and directors as a group	21,000,000			59.03%	100%
Class B Common Shares	Marc Bishara			2,442,880	19.80%
Class B Common Shares	Officers and directors as a group			2,442,880	19.80%

* Pursuant to the voting trust agreement by and among the holders of Class A Common Shares, Founder Trung Pham was granted a proxy to vote the shares of the other holders.

** The address for all listed persons is the company’s address, 20 Camden St, Suite 200, Toronto, ON, M5V 1V1, Canada.

Item 5. Interest of Management and Others in Certain Transactions

The company received a series of loans from the CEO’s father, totaling CDN $270,000 as of December 31, 2021 and December 31, 2022. These loans are unsecured, and carry a 10% simple interest, paid semi-annually, with a 12 month maturity and option to renew. The option to renew has been exercised by both parties through 2025.

The company’s CEO holds a Shareholders’ Loan balance to the company for CDN$4,079,348 as of December 31, 2023 and CDN$3,759,537 as of December 31, 2024. The balances due to shareholders are unsecured, non-interest bearing, with no specific terms of repayment.

Item 6. Other Information

None

Item 7. Financial Statements

13

Ryse Inc. (formerly Axis Labs Inc.)

Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

F-1

GOLDSTEIN & LOGGIA CPA’S, LLC

707 TENNENT ROAD

MANALAPAN, NJ 07726

(732) 617-7004

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Ryse Inc.

Toronto, Ontario

Opinion

We have audited the accompanying consolidated financial statements of Ryse Inc. and its subsidiaries (the “Company”), which comprise the Consolidated Statements of Financial Position as of December 31, 2024 and 2023, and the related Consolidated Statements of Comprehensive Loss, Changes in Shareholders’ Deficit, and Cash Flows for the years then ended, and the related Notes to the Consolidated Financial Statements (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements referred above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has experienced recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

F-2

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards in the United States of America will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards in the United States of America, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Goldstein & Loggia CPA’s, LLC

April 29, 2025

F-3

Ryse Inc.

Consolidated Statements of Financial Position

All figures in Canadian dollars

December 31	2024	2023

Assets

Current
Cash and cash equivalents	$397,638	$252,702
Accounts receivable (Note 5)	495,165	536,273
Inventory (Note 7)	1,393,062	558,521
Prepaid inventory (Note 7)	93,176	73,351
Investment tax credit receivable (Note 8)	403,005	277,000
Total current assets	2,782,046	1,697,847

Non-current
Property and equipment, net (Note 9)	1,223,286	71,028
Prepaid expenses (Note 26)	22,736	22,736
Intangible assets, net (Note 10)	277,505	284,525
Total non-current assets	1,523,527	378,289
Total assets	$4,305,573	$2,076,136

Liabilities and Shareholders' Deficit

Current
Bank indebtedness	$78,068	$–
Accounts payable and accrued liabilities (Note 11)	1,943,632	1,553,802
Advances (Note 12)	388,627	19,270
Deferred government assistance income (Notes 6,17)	332,504	428,183
Term loans – current portion (Note 13)	639,356	305,891
Notes payable (Note 14)	7,510,878	2,292,381
Short-term fair-value of convertible notes (Note 14)	427,000	400,000
Current portion of lease liabilities (Note 26)	240,382	–
Warrant liability (Note 15)	1,675,883	1,675,883
Government loans – current portion (Note 17)	286,465	257,352
Total current liabilities	13,522,795	6,932,762

Non-current
Due to shareholders (Note 16)	3,759,537	4,079,348
Lease liabilities (Note 26)	900,841	–
Government loans (Note 17)	314,864	448,682
Term loans (Note 13)	2,125,779	3,261,474
Total non-current liabilities	7,101,021	7,789,504

	20,623,816	14,722,266

Shareholders' deficit
Share capital (Note 18)	19,002,452	14,575,253
Contributed surplus (Note 19)	2,734,797	1,960,898
Warrants (Note 15)	270,201	294,761
Cumulative translation adjustment	(531,200)	(83,754)
Accumulated deficit	(37,794,493)	(29,393,288)

Total shareholders’ deficit	(16,318,243)	(12,646,130)

Total liabilities and shareholders’ deficit	$4,305,573	$2,076,136

(See accompanying notes to consolidated financial statements)

F-4

Ryse Inc.

Consolidated Statements of Comprehensive Loss

All figures in Canadian dollars

For the years ended December 31	2024	2023

Sales	$2,449,083	$1,465,364
Product costs (Note 24)	1,673,751	539,678

Gross margin	775,332	925,686

Government assistance income (Note 6)	175,114	725,800

Expenses
Operating expenses (Note 24)	7,282,351	5,483,632

Loss from operations	(6,331,905)	(3,832,146)

Other income (expense)
Finance expense (Note 25)	(2,092,868)	(1,376,840)
Interest income	107	189
Write-off of inventory (Note 7)	–	(48,517)
Forgiveness of government loan (Note 17)	43,949	–
Gain on warrants fair value adjustment (Note 15)	49,666	33,275
Foreign exchange loss (gain)	(70,154)	3,109

Total other income (expense)	(2,069,300)	(1,388,784)

Loss before income tax expense	(8,401,205)	(5,220,930)
Income tax expense	–	–
Net loss for the year	(8,401,205)	(5,220,930)
Translation adjustment	(447,446)	(83,754)
Comprehensive loss for the year	$(8,848,651)	$(5,304,684)

Basic loss per share	$(0.19)	$(0.12)
Diluted loss per share	$(0.19)	$(0.12)

Weighted -average common shares outstanding:
Basic	44,963,955	42,135,931
Diluted	44,963,955	42,135,931

(See accompanying notes to consolidated financial statements)

F-5

Ryse Inc.

Consolidated Statements of Changes in Shareholders’ Deficit

All figures in Canadian dollars

	Class A common shares		Class B common shares			Contributed	Cumulative translation	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	Warrants	surplus	adjustment	deficit	deficit
December 31, 2022	35,572,451	$4,965,656	3,928,461	$4,179,940	$1,112,329	$1,409,470	–	($24,172,358)	($12,504,963)
Net loss and comprehensive loss for the year	–	–	–	–	–	–	–	(5,220,930)	(5,220,930)
Translation adjustment	–	–	–	–	–	–	(83,754)	–	(83,754)
Stock based compensation (Note 19)	–	–	–	–	–	551,428	–	–	551,428
Issued capital shares through warrants (Note15)	–	–	1,024,000	1,818,328	(818,328)	–	–	–	1,000,000
Warrants issued in exchange for consulting services Note15)	–	–	–	–	760	–	–	–	760
Shares issued (Note 18)	–	–	3,989,555	4,050,225	–	–	–	–	4,050,225
Share issuance cost (Note 18)	–	–	–	(438,895)	–	–	–	–	(438,895)
December 31, 2023	35,572,451	$4,965,656	8,942,016	$9,609,598	$294,761	$1,960,898	($83,754)	($29,393,288)	($12,646,129)
Net loss and comprehensive loss for the year	–	–	–	–	–	–	–	(8,401,205)	(8,401,205)
Translation adjustment	–	–	–	–	–	–	(447,446)	–	(447,446)
Stock based compensation (Note 19)	–	–	–	–	–	773,899	–	–	773,899
Issuance of warrants through service (Note 15)	–	–	–	–	25,105	–	–	–	25,105
Revaluation of expired warrants (Note 15)	–	–	–	–	(49,665)	–	–	–	(49,665)
Issuance of shares on notes payable (Note 14)	–	–	121,400	217,809	–	–	–	–	217,809
Shares issued (Note 18)	–	–	3,047,827	6,347,977	–	–	–	–	6,347,977
Bonus shares (Note 18)	–	–	224,895	–	–	–	–	–	–
Share issuance cost (Note 18)	–	–	–	(2,138,588)	–	–	–	–	(2,138,588)
December 31, 2024	35,572,451	$4,965,656	12,336,138	$14,036,796	$270,201	$2,734,797	($531,200)	($37,794,493)	($16,318,243)

(See accompanying notes to consolidated financial statements)

F-6

Ryse Inc.

Consolidated Statements of Cash Flows

All figures in Canadian dollars

For the years ended December 31	2024	2023

Cash flows from operating activities
Net loss for the year	$(8,401,205)	$(5,220,930)
Adjustments for non-cash items
Government assistance income(Note 6)	(175,114)	(725,800)
Stock-based compensation (Note 24)	773,899	551,428
Accretion on government loans (Note 17)	117,574	144,029
Non-cash interest (income)/expense (Note 12)	(50,971)	65,239
Write-off of inventory (Note 7)	–	48,517
Unrealized foreign exchange loss	(445,378)	(43,060)
Depreciation of property and equipment (Note 9)	309,803	20,561
Issuance of warrants through services (Note 15)	25,105	760
Revaluation of expired warrants (Note 15)	(49,665)	(33,560)
Forgiveness of government loans (Note 17)	(43,949)	–
Amortization of intangible assets (Note 10)	14,412	14,975
Expected credit losses on accounts receivable (Note 5)	1,169	23,992
Changes in working capital balances
Accounts receivable	39,940	(512,931)
Inventory and prepaid inventory	(854,366)	(126,053)
Investment tax credit receivable	(126,005)	(277,000)
Prepaid expenses	–	3,773
Bank indebtedness	78,068	(19,336)
Accounts payable and accrued liabilities	389,830	527,630
Net cash used in operating activities	(8,396,853)	(5,557,766)

Cash flows from investing activities
Purchase of property and equipment (Notes 9 and 27)	(171,878)	(19,470)
Purchase of intangible assets (Note 10)	(7,392)	–
Net cash used in investing activities	(179,270)	(19,470)

Cash flows from financing activities
Issuance of shares	6,347,978	5,050,225
Share issuance cost	(2,138,588)	(438,895)
Repayment of lease liabilities (Note 26)	(148,960)	–
Issuance of notes payable	5,436,305	2,292,381
Repayment of term loans	(1,104,152)	(1,276,915)
(Repayment of)/proceeds from due to shareholders	(319,810)	499,178
Proceeds from/(repayment of) advances	331,508	(844,764)
Proceeds from term loans	388,673	678,813
Repayment of SRED and SDTC financing	–	(488,536)
Proceeds from convertible notes	27,000	400,000
Repayment of government loans (Note 17)	(98,895)	(188,313)
Net cash generated from financing activities	8,721,059	5,683,174

Increase in cash and cash equivalents during the period	144,936	105,938
Cash and cash equivalents, beginning of year	252,702	146,764

Cash and cash equivalents, end of year	$397,638	$252,702

Supplemental cash flow information (Note 27)

(See accompanying notes to consolidated financial statements)

F-7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

All figures in Canadian dollars

1.	Nature of Business

Ryse Inc. (formerly Axis Labs Inc.) (the "Company") was incorporated on May 6, 2009, under the laws of the Canada Business Corporations Act (Ontario). The Company and its subsidiaries develop products called AXIS Gear and RYSE SmartShade, a smart device to help automate shades in homes. Consumers can control their shades with a tab on the AXIS Gear item itself or with their smartphone. The registered office of the Company is 451 Dundas Street West #167, Toronto, Ontario. The Company owns 100% of its two subsidiary companies, AXIS Labs USA Inc. and AXIS Intelligent Products (China WFOE).

AXIS Labs USA Inc. was incorporated on July 6, 2017, under the laws of the Delaware General Corporation Law Act. The registered office of the subsidiary is in the state of Delaware at 2035 Sunset Lake Road, Suite B-2, Newark, New Castle.

AXIS Intelligent Products (China WFOE) is inactive and was incorporated on January 15, 2016, under the laws of China.

2.	Basis of Presentation and going concern uncertainties

Going concern uncertainties

The Company reported a consolidated net loss of $8,401,205 for the year ended December 31, 2024 (December 31, 2023 - $5,220,930). As of December 31, 2024, the Company had a working capital deficiency of $10,740,749 (December 31, 2023 - $5,212,178) and an accumulated deficit of $37,794,493 (December 31, 2023 - $29,393,288).

The Company has experienced recurring losses and is dependent on its ability to raise additional funds to continue operations. These circumstances create material uncertainties that cast significant doubt as to the ability of the Company to continue as a going concern. The Company is actively pursuing additional financing to further develop certain of the Company's scientific initiatives, but there is no assurance these initiatives will be successful, timely, or sufficient. Consequently, the Company's ability to continue as a going concern is dependent on its ability to secure additional financing.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the future operations will allow for the realization of assets and the discharge of liabilities in the normal course of business. These consolidated financial statements do not include any adjustments to the carrying value and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

The Company does not expect to be affected significantly by the proposed tariffs in 2025, primarily due to its diversified network of manufacturing in Asia. Currently, production is mainly concentrated in China, there is operational flexibility to shift manufacturing to facilities in other Southeast Asian countries, if necessary, to mitigate the potential effects of import tariffs. The Company will continue to monitor developments in tariff policies and adjust its supply chain strategy as required to minimize any adverse impact on operations and financial results.

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (collectively, “IFRS”).

The consolidated financial statements were authorized for issue by representatives of the Company on April 29, 2025.

The consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency.

F-8

3.	Critical accounting estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amount of revenues and expenses during the reporting period. Management is required to apply judgment in useful lives of assets, valuation of inventory obsolescence, recoverability of property and equipment and intangible assets, equity transactions, and valuation of derivative financial instruments. By their nature, these estimates are subject to measurement uncertainty and are reviewed periodically, and adjustments, if necessary, are made in the period in which they are identified. Actual results could differ from those estimates.

Useful lives of assets - Significant estimates are involved in the determination of the useful lives of property and equipment and intangible assets to determine their expected depreciation rates (Notes 9 and 10).

Determination of valuation of equity transactions – Significant estimates are involved in the determination of fair value of equity transactions such as equity settled transactions and warrant valuation (Notes 14 and 15).

Valuation of derivative financial instruments – The estimated fair values of financial liabilities are subject to measurement uncertainty due to their exposure to liquidity and market risks. The fair value of these derivatives is determined using valuation models which require assumptions concerning the amount and timing of future cash flows, and discount rates. Changes in fair value are recognized in profit and loss. During the year ended December 31, 2024, fair value revaluation is $Nil.

Management’s assumptions rely on external observable market data including volatility and interest rate yield curves. The resulting fair value estimates may not be indicative of the amounts realized or settled in current market transactions and, as such, are subject to measurement uncertainty. Derivative financial instruments are comprised of convertible notes and warrant liabilities (Notes 14 and 15).

Inventory Valuation and Obsolescence – Inventories are measured at the lower of cost and net realizable value. The company assesses inventory regularly for obsolescence, considering factors such as market demand, product expiration, and physical condition. Where necessary, inventories are written down to their net realizable value, with write-downs recognized as an expense in the period incurred. Reversals of write-downs are made if the net realizable value subsequently increases, limited to the original write-down amount.

4.	Summary of significant accounting policies

Basis of Measurement

These consolidated financial statements were prepared under the historical cost convention as modified by the measurement of certain financial instruments at fair value.

The preparation of the consolidated financial statements in accordance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies.

Basis of Consolidation

These financial statements are prepared on a consolidated basis. All significant intercompany transactions and balances have been eliminated on consolidation.

F-9

Financial Instruments

(i) Recognition and Classification

Financial Assets

All financial assets are initially recognized at fair value, adjusted by, in the case of instruments not at fair value through profit or loss, directly attributable transaction costs. After initial recognition, financial assets are subsequently classified and measured at either fair value through profit or loss ("FVTPL"), fair value through other comprehensive income ("FVTOCI"), or amortized cost based on the Company's assessment of the business model within which the financial asset is managed and the financial asset's contractual cash flow characteristics.

The Company had no financial assets measured at FVTPL or measured at FVTOCI as of December 31, 2024 and 2023.

Financial assets measured at amortized cost are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method less impairment. Cash and trade receivables are classified as measured at amortized cost. Cash consists of deposits in bank.

Financial Liabilities

The Company classifies its financial liabilities into one of the following two categories: measured at amortized cost and measured at fair value through profit and loss ("FVTPL").

Financial liabilities measured at FVTPL are comprised of convertible notes and warrant liability.

Financial liabilities measured at amortized cost are initially recognized at fair value net of any transaction costs directly attributable to the issue of the instrument. Such interest-bearing liabilities are subsequently measured at amortized cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the balance sheet.

Accounts payable and accrued liabilities, advances, term loans, due to shareholders, and government loans are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

(ii) Derecognition

Financial assets are derecognized only when the contractual rights to the cash flows from the asset expire, or the Company transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. The Company derecognizes financial liabilities when its obligations are discharged, cancelled, or expired.

(iii) Offsetting

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Company has a legal right to offset the recognized amounts and it intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(iv) Fair Value and Market Value Measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction on the measurement date.

When available, the Company measures the fair value of an instrument using quoted market prices in an active market for that instrument. A market is regarded as active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm's length basis.

F-10

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1), and the lowest priority to unobservable inputs (level 3).

(v) Impairment of Financial Assets

At each reporting date, the Company assesses whether there is objective evidence that financial assets not carried at FVTPL are impaired. A financial asset or a group of financial assets are impaired based upon the expected credit loss ("ECL") model as prescribed by IFRS 9, taking into consideration both historic and forward looking information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less, at the time of purchase, to be cash equivalents. Cash consists of funds held in the Company’s checking account and online payment platforms.

Inventories

Inventory consists of only finished goods and are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price less the estimated cost of completion and the estimated costs necessary to make the sale.

Property and Equipment

Property and equipment is initially recorded at cost and subsequently measured at cost less accumulated depreciation. Depreciation is recognized in Consolidated Statements of Comprehensive Loss and is provided over the estimated useful life of the assets as follows:

Tooling	-20% diminishing balance basis
Office equipment	-20% diminishing balance basis
Computer equipment	-55% diminishing balance basis
Leasehold improvements	- Straight-line method over 5 years
Right-of-use assets	- Straight-line method over life of lease term

Depreciation methods, useful lives and residual values are reviewed annually and adjusted, if necessary.

Intangible Assets

Intangible assets include expenditures on patents.

Intangible assets are recorded at cost less accumulated amortization. Directly attributable costs, that are capitalized as part of intangible assets include professional fees and costs paid to purchase the rights to patents. Amortization is recognized in Consolidated Statements of Comprehensive Loss and is provided over the estimated useful life of the asset as follows:

Patents - 5% declining method

Amortization method and useful lives are reviewed, at least annually, and adjusted, if necessary. There were no changes in 2024 and 2023.

Income Taxes

Income tax expense represents the sum of current income taxes and deferred income taxes. Current and deferred taxes are recognized in Consolidated Statements of Comprehensive Loss, except to the extent that it relates to items recognized in other comprehensive loss or directly in equity. Under these circumstances, the taxes are recognized in other comprehensive loss or directly in equity.

F-11

Current income taxes

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute current income tax assets and liabilities are measured at tax rates which have been enacted or substantively enacted at the reporting date. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred income taxes

Deferred income taxes are provided using the asset and liability method applied to temporary differences at the date of the consolidated statement of financial position between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

- Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, and carry forward of unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax losses can be utilized except:

- Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each date of the consolidated statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each date of the consolidated statement of financial position and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the date of the consolidated statement of financial position.

Deferred income tax assets and deferred income tax liabilities are offset if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

F-12

Foreign Currency

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses which result from the settlement of such transactions and from the translation of year end exchange rates of monetary assets and liabilities denominated in foreign currency are recognized in the consolidated statements of comprehensive loss. Exchange differences arising from the translation of foreign operations’ financial statements are recognized in other comprehensive income and accumulated in a separate component of equity under “Cumulative Translation Adjustment (CTA)”.

Revenue Recognition

Under IFRS 15, revenue is measured using the five-step recognition model which includes:

1) identifying the contract(s) with the customer; 2) identifying the separate performance obligations in the contract; 3) determining the transaction price; 4) allocating the transaction price to separate performance obligations; and 5) recognizing revenue when (or as) each performance obligation is satisfied.

Step 1: Identifying the contract

Before recognizing revenue, the Company reviews customer transactions to ensure each party’s rights and payment terms are identified, there is commercial substance, and that it is probable that the Company will collect the consideration in exchange for the goods or services as stated in the contract.

Step 2: Identifying the separate performance obligations in the contract

The Company's revenues are derived from the sale of product. The transaction between the Company and end-user includes quantities purchased, prices, and discounts, if applicable. Revenue is recognized in line with the identified contractual terms and when collection of payment is reasonably assured in line with the agreed upon payment terms.

Step 3: Determining the transaction price

Transaction prices are typically the prices stated on the purchase orders or contracts, net of discounts. The Company reviews customer contracts for any variable consideration, existence of significant financing components and payables to customers, and adjusts transaction prices accordingly.

Step 4: Allocating the transaction price to separate performance obligations

The Company's customer online transactions contain a single performance obligation, and the allocation of the transaction price is based on the fixed price.

Step 5: Recognizing revenue when (or as) each performance obligation is satisfied

The timing of revenue recognition is based on when a customer obtains control of the asset. Control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset. The Company reviews customer transactions and the nature of the performance obligations to determine if a performance obligation is satisfied at a point in time, and recognizes revenue accordingly.

Revenue is generated from the sale of AXIS Gear units and RYSE SmartShade; consumers have an option to download the app free of charge on Android or Apple iPhones. There is a one-year warranty on the item, but no extended warranty or installation services provided by the Company. Hence, revenue is solely generated from the sale of product. Revenue from sales of the product is recognized at a point in time, when shipment occurs and risks and rewards of ownership have been transferred to the consumer. At this point in time, the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, revenue can be reliably measured and its probable that the economic benefits will flow to the Company.

When the Company receives payment for product but shipment has not occurred, recognition of the revenue is deferred and recorded as a liability on the consolidated statements of financial position until the risks and rewards of ownership have been transferred to the consumer.

F-13

Government Grants

The Company receives governmental subsidies, grants, and credits (collectively, Grants), from time to time related to operating expenditures or the COVID-19 pandemic. The Company recognizes such Grants when there is reasonable assurance that it qualifies for, and has complied with the conditions of the Grant, and that the Grant will be received. If the Company receives a Grant but cannot reasonably assure that it has complied with the conditions of the Grant, recognition of the Grant is deferred and recorded as a liability on the consolidated statements of financial position until the conditions are fulfilled. For Grants that relate to operating expenditures, the Company recognizes the Grant as a reduction to the expenditure that the Grant was intended to offset, in the period the cost is incurred or when the conditions are fulfilled if they were not met when the costs were incurred.

Leases

Under IFSR 16, all leases are accounted for by recognizing a right-of-use asset in property and equipment and a lease liability except for leases of low value assets and leases with a duration of 12 months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the rate inherent in the lease unless this is not readily determinable, in which case the Company’s incremental borrowing rate on commencement of the lease is used. The Company determines its incremental borrowing rate as the rate of interest it would have to pay to borrow over a similar term, and with similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

∙	amounts expected to be payable under any residual value guarantee;
∙	the exercise price of any purchase option granted in favour of the Company if it is reasonably certain to exercise that option; and
∙	any penalties payable for terminating the leases, if the term of the lease has been estimated on the basis of the termination option being exercised.

Right-of-use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for:

∙	lease payments made at or before commencement of the lease;
∙	initial direct costs incurred; and
∙	the amount of any provision recognized where the Company is contractually required to dismantle, remove or restore the leased asset.

Subsequent to initial measurement, lease liabilities increase as a result of interest at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset, whichever is shorter.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases, an equivalent adjustment is made to the carrying value of the right-of-use assets, with the revised carrying amount being amortized over the remaining lease term.

For contracts that both convey a right to the Company to use an identified asset and require services to be provided to the Company by the lessor, the Company has elected to account for the entire contract as a lease. That is, it does not allocate any amount of the contractual payment to, and account separately for, any services provided by the supplier as part of the contract.

F-14

Stock-based compensation

The Company may grant stock options to buy Class A common shares of the Company to directors, officers, employees or consultants. The Company records stock-based compensation related to stock options granted using the fair-value based method which is estimated using the Black-Scholes option pricing model.

Estimating fair value for share-based compensation requires management to estimate the most appropriate inputs to the Black-Scholes option pricing model including the expected life of the option, volatility, and dividend yield. Actual results could differ from these estimates.

The fair value of stock options is measured at the grant date, and is recognized, together with a corresponding increase in contributed surplus in shareholders' deficit, over the period during which the performance or service conditions are fulfilled. The cumulative expense recognized for stock options at each reporting date until the vesting date reflects the extent to which this vesting period has expired and is the Company's best estimate of the number of shares that will ultimately vest. The expense or credit recognized for a year represents the difference in recognized cumulative expense between the beginning and the end of the year and is recognized in the consolidated statements of comprehensive loss.

When stock options are exercised or exchanged, the amounts previously credited to contributed surplus are reversed and credited to share capital. The amount of cash, if any, received from participants is also credited to share capital.

Research and development and government assistance

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted criteria for deferral and amortization in accordance with International Accounting Standard 38 – Intangible Assets. No development costs have been deferred as of December 31, 2024 and 2023.

Reimbursement of eligible costs pursuant to government assistance programs are recorded as government grant income when the related costs are incurred. Claims not settled by the reporting date are recorded as grants receivable on the consolidated statement of financial position when there is reasonable assurance of recovery. Funding amounts received in advance of expenses incurred are deferred and are recorded as deferred revenue on the consolidated statements of financial position.

Provisions, contingent assets and contingent liabilities

Provisions are recognized when all of the following conditions are met:

∙ an entity has a present obligation as a result of a past event;

∙ it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation; and

∙ a reliable estimate can be made of the amount of the obligation.

Where the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as a separate asset when, it is virtually certain that reimbursement will be received if the Company settles the obligation. The expense relating to a provision is presented net of the amount recognized for a reimbursement.

Contingent liabilities, a possible obligation depending on whether some uncertain future event occurs, or a present obligation but payment is not probable or the amount cannot be measured reliably, are not recognized in balance sheets but are disclosed in notes to the consolidated financial statements.

Contingent assets are disclosed where an inflow of economic benefits is probable.

F-15

Standards and Interpretations not yet applied

There are no new accounting standards and interpretations that have been published that are mandatory for annual reporting period commencing January 1, 2024, and have not been early adopted by the Company.

New and amended standards adopted by the Company

The Company has not early applied the new standards and amendments for their annual reporting period commencing January 1, 2025.

5.	Accounts receivable

	2024	2023
Accounts receivable	$520,326	$560,265
Less: Provision for expected credit losses	(25,161)	(23,992)
	$495,165	$536,273

The provision for expected credit losses was determined based on historical loss rates and payment behavior from customers by major aging category, updated for estimates of forward-looking factors that may differ from past experience such as credit quality and industry factors. These updated loss rates were applied to aging categories to determine the expected credit losses on accounts receivable using the simplified approach. During the year ending December 31, 2024, the Company has estimated additional expected credit losses on its receivables, which is included in the operating expenses, amounting to $1,169 (2023 - $23,992) (Note 24).

Provision for expected credit losses
Cost:
December 31, 2022	$–
Additions	23,992
December 31, 2023	$23,992
Additions	1,169
December 31, 2024	$25,161

6.	Government grants

During the year ended December 31, 2024, the Company recognized $Nil (2023 – $627,450) in grant revenue from Sustainable Development Technology Canada ("SDTC”). The funding is provided to the Company to cover current year $Nil (91.33% for 2023) of expenses on a specified project including: labour, travel, equipment, sub-contractors and consultants, and other miscellaneous costs. The amount recognized in the current year is $Nil (2023 – $629,700) and has been reported under other income in the consolidated statements of comprehensive loss.

During the year ended December 31, 2024, the Company received $25,000 (2023 – $Nil) CanExport grant which supports the development of international R&D partnerships.

During the year ended December 31, 2024, the Company received $54,435 (2023 – $Nil) EcoCanada grant which offers wage subsidies to support environmental employers, for roles in sustainability, climate change, and natural resources.

Deferred government assistance income (cumulative to date)

	2024	2023
Deferred grant revenue from government loans	332,504	428,183
	$332,504	$428,183

F-16

Government grant revenue

	2024	2023
SDTC	$–	$629,700
Federal Economic Development Agency (Note 17)	82,089	82,089
Eco Canada	54,435	–
CanExport Innovation Grant	25,000	–
HASCAP (Note 17)	13,590	13,590
Canada Emergency Business Account (Note 17)	–	421
	$175,114	$725,800

7.	Inventory and prepaid inventory

	2024	2023
Finished goods	$1,393,062	$558,520

As of December 31, 2024, the inventory balances of $1,486,237 (2023 - $631,872) is net of provision balances of $102,089 (2023 – $107,358). Inventories of $1,673,751 (2023 - $539,678) were included in product costs. The product costs also include write-down of AXIS units during the year.

The Company also pays in advance for future inventories deliveries. Total prepaid inventories as of December 31, 2024 is $93,176 (2023 - $73,351).

During the year ended December 31, 2024, the Company has written-off its inventories amounting to $Nil (2023 - $48,517).

The Company changed the presentation from the prior year to break out the balance of prepaid inventory. The below table reflects these changes.

	2023 (updated)	2023 (as reported)
Inventory – Finished goods	$558,521	$631,871
Prepaid inventory	73,351	–

8.	Investment tax credit receivable

The Company claims Scientific Research and Development (SR&ED) and related investment tax credits for income tax purposes based on management's interpretation of the applicable legislation in the Income Tax Act of Canada. These claims are subject to audit by the Canada Revenue Agency ("CRA"). Included in investment tax credit receivable are amounts for SR&ED credits which are currently under review or are expected to come under review by the taxation authorities:

	2024	2023
Balance, opening	$277,000	$–
Additions	389,042	458,337
Recovered	(263,037)	(181,337)
Balance, ending	$403,005	$277,000

F-17

9.	Property and equipment

	Tooling	Office Equipment	Computer Equipment	Leasehold Improvement	ROU Assets	Total
Cost:
31-Dec-22	$159,772	$39,460	$58,490	$–	$–	$257,722
Additions	4,569	1,992	12,909	–	–	19,470
31-Dec-23	$164,341	$41,452	$71,399	$–	$–	$277,192
Additions	136,858	5,543	19,637	9,840	1,290,183	1,462,061
31-Dec-24	$301,199	$46,995	$91,036	$9,840	$1,290,183	$1,739,253

Accumulated depreciation:
31-Dec-22	$111,010	$21,577	$53,016	$–	$–	$185,603
Depreciation	10,125	3,718	6,718	–	–	20,561
31-Dec-23	$121,135	$25,295	$59,734	$–	$–	$206,164
Depreciation	22,327	3,728	11,974	422	271,352	309,803
31-Dec-24	$143,462	$29,023	$71,708	$422	$271,352	$515,967

Net carrying amounts:
31-Dec-23	$43,206	$16,157	$11,665	$–	$–	$71,028
31-Dec-24	$157,737	$17,972	$19,328	$9,418	$1,018,831	$1,223,286

10.	Intangible assets

Trademarks and patents
Cost:
December 31, 2022	$398,588
Additions	–
December 31, 2023	$398,588
Additions	7,392
December 31, 2024	$405,980
Accumulated amortization:
December 31, 2022	$99,088
Amortization	14,975
December 31, 2023	$114,063
Amortization	14,412
December 31, 2024	$128,475
Net carrying amounts:
December 31, 2023	$284,525
December 31, 2024	$277,505

The Company has capitalized the costs related to the design, development, filing, and registration of the patents. These patents have been amortized on a 5% declining balance basis.

F-18

11.	Accounts payable and accrued liabilities

	2024	2023
Credit cards payable	$281,605	$301,836
Trade accounts payable	1,560,624	469,022
Government remittances payable	101,403	782,944
	$1,943,632	$1,553,802

12.	Advances

	2024	2023
Advance [a]	$347,124	$17,372
Advance [b]	2,252	1,898
Advance [c]	39,251	–
	$388,627	$19,270

[a] Advance

The Company entered into various agreements with the entity and received $208,874 ($165,600 USD) in 2021 with similar repayment terms. During the year, the Company received $631,372 (2023 - $Nil) and repaid $303,146 (2023 -$27,360). The other movements in this advance pertains to foreign exchange revaluation.

[b] Advance

On January 7, 2021, the Company entered into an agreement and received $49,463 ($39,000 USD) from an entity affiliated with a channel partner. Repayment of the amount advanced plus $7,984 ($6,295 USD) was made by transferring 30% of payments from the channel partner to the affiliated entity. On November 30, 2021, the Company entered into an agreement and received $38,232 ($30,000 USD) from the entity with similar repayment terms. During the year, the Company received $39,224 (2023 - $22,484) and repaid $39,411 (2023 - $25,218). The other movements in this advance pertains to foreign exchange revaluation.

[c] Advance

On May 7, 2024, the Company entered into a new agreement and received $55,000 from a financing company. On October 10, 2024, the Company entered into another agreement and received $65,000. Repayment of the amount advanced is to be repaid made through weekly payment according to pre-determined schedule. The advance carries an effective interest rate of 10% per annum. During the year, the Company received $120,000 and repaid $80,749.

All interest and fees associated with the above advances have been recorded through other interest and charges. Total non-cash interest (income)/expense in 2024 is ($50,971) (2023 - $65,239).

13.	Term debt

	2024	2023
Term loans	$2,073,856	$2,010,284
Term loans issued with warrants	691,279	1,557,081
Total term loans	2,765,135	3,567,365
Less: Current portion	639,356	305,891

Non-current term loans	$2,125,779	$3,261,474

F-19

Term loans

During 2020, the Company borrowed $49,903 repayable on maturity dates ranging from March 12, 2020 to June 22, 2021 with accrued interest calculated weekly at a rate ranging from 22%-26% per annum.

During 2021, the Company borrowed $215,000 from a lender repayable on maturity dates ranging from April 2, 2021 to July 5, 2022 with accrued interest calculated weekly at a rate 22.3% per annum.

During 2021, the Company borrowed USD $192,815 under a promissory note. The repayment amount is two times the amount of the loan and repayments begin quarterly beginning December 22, 2022. The amount of each quarterly repayment will be 10% of the revenue earned by the Company in the quarter immediately preceding the repayment, and quarterly repayments will continue until the loan is repaid in full. During 2022, the Company borrowed an additional $145,669 under a promissory note with the same terms and condition as the original note.

The Company received a series of loans from the CEO’s father, totaling $270,000 as of December 31, 2021 and December 31, 2022 (Note 22). These loans are unsecured and carry a 10% simple interest, paid semi-annually, with a 12 month maturity and option to renew. The option to renew has been exercised by both parties through 2025 .

On December 6, 2024, the Company entered into a $270,118 financing agreement with the consignor. This consignment agreement allows the Company to expand its sales partner with expanded consignment opportunity. The loan is secured by a lien on consignment inventory. The agreement permits the lender to expand the collateral to include all Company assets, if payment defaults exceed $50,000 cumulatively or any payment remains overdue by 30+ days.

During December 31, 2024, the Company received a total of $388,673 and repaid $1,104,151. During December 31, 2023, the Company received a total of $678,813 and repaid $1,765,451.

Term loans issued with warrants

On May 2, 2018, the Company borrowed $1,119,750 and $400,000 USD repayable on April 30, 2021 from various lenders. Interest is calculated and payable monthly at a rate of 1.41667% per month. As part of the issuance of the term loans, the lenders received warrants (Note 15).

Under IAS 32 Financial Instruments: Disclosure and Presentation: The proceeds of the term loans were allocated between the term loan principle, and the warrants, based on the relative fair values of the two instruments. This resulted in $1,349,131 being allocated to term loans and $282,965 being allocated to warrants. The warrants are classified as a liability in accordance with IAS 32 since the amount of shares to be received upon exercise is not a fixed amount. These warrants are subsequently remeasured at their fair value each reporting period.

The loans are secured by a general security agreement over the assets of the Company and personal security from a shareholder for 30% of the principal amount.

During 2022, portion of term loans issued with warrants has extended the maturity date to June 30, 2024. During the year ended December 31, 2024, portion of the term loans issued with warrants were further extended to April 30, 2026.

SRED and SDTC financing

The Company borrowed the following amounts repayable on or before the earlier of three business days after receipt of the Scientific Research and Experimental Development Tax claim filed for December 31, 2019 (the "2019 SR&ED") claim or November 6, 2020. Furthermore, any funding received from the Sustainable Development Technology Canada (“SDTC”) must be used to pay down the outstanding balance of the loan on or before three business days after receipt of the funding.

December 31, 2022	$488,536
Repayments	(541,627)
Accrued interest	53,091
December 31, 2023	$–
Repayments	–
December 31, 2024	$–

F-20

Interest compounds monthly at an annual rate of 32.15%.

This facility is secured by a general security agreement over the assets of the Company, the 2019 SR&ED claim, and proceeds from SDTC claims.

On March 24, 2021, the maturity date of the loan was extended to March 24, 2022, and the interest was revised to an annual rate of 24.60% from September 1, 2020 onwards. On March 22, 2022, the Company and lender agreed to convert compounding interest into monthly simple interest payments at 22.2% per annum on all outstanding balances starting April 1, 2022. In November 2022, the maturity date of the loan was extended to March 24, 2023. The Company also agreed that any current and future SDTC and SR&ED tax claims will be directly applied to the outstanding principal of the loans. During 2023, the full balance was repaid.

There is no movement in the account during the year ended December 31, 2024.

14.	Notes payable and convertible notes payable

Notes payable

During 2024, the Company received $5,543,876 and repaid $395,537 from promissory notes without conversion features issued by RYSE USA, Inc. which shall be due and payable in twelve (12) months after the effective date of the note. The interest rate is equal to eighteen percent (15-18%) per annum which shall be payable on a monthly basis. The other movements in this account pertains to foreign exchange revaluation.

During the year ended December 31, 2024, notes payable amounting to $217,809 was paid in exchange for 121,400 Common B shares.

Total notes payable for the year ended December 31, 2024 is $7,510,878 (2023 - $2,292,381).

Convertible notes payable

On February 22, 2022, the Company issued 119,050 Class A and 186,432 Class B shares on convertible notes with fair value amounting to $1,123,777 and $1,760,915, respectively. All convertible notes issued prior to December 31, 2022 were converted.

For the year ended December 31, 2023, the Company issued additional convertible debentures amounting to $400,000 with stated interest rates of 18% per annum. However, these debentures are short-term in nature and are due and payable 12 months from the date of issuance of the Note. During the year ended December 31, 2024, the lenders opted to extend the debt for another 12 months. The convertible notes include a conversion feature that allows for conversion under one of the following two conditions:

(a)	the convertible debentures convert automatically upon a qualified equity financing greater than $2,500,000 at a discount of 20% from the transaction price:

(b)	at maturity, the holder of the convertible debenture has the option to convert at a price equal to the price per common share of $1 USD or be repaid.

For the year ended December 31, 2024, the Company issued additional convertible debentures amounting to $27,000 with stated interest rates of 15% per annum. However, these debentures are short-term in nature and are due and payable 12 months from the date of issuance of the Note. The notes include a conversion feature.

Due to the short-term nature of these newly issued convertible debentures, the fair value was deemed to approximate its face value.

F-21

15.	Warrants

Warrant liabilities

[a] May 2, 2018

On May 2, 2018, the Company issued warrants as part of the term debt described in Note 13 – term loans issued with warrants, which are classified as a liability. The warrants have an exercise price of the lesser of $3.69 before share split ($0.369 after share split) and the most recent cash issue price paid in a qualifying financing to obtain one Class A common share. The warrants vest immediately and are exercisable for 5 years from issuance.

On December 26, 2022, the Company extended expiry date of some warrants to April 30, 2026. Currently issued warrants were canceled and new warrants were issued to reflect the extended maturity date and adjusted number of Class A Common Shares of the Company that may be purchased by the holder of the warrants as a result of a 1:10 split of the Class A Common Shares.

During 2023, 50,000 of the total warrants expired and were not included in the extension until April 30, 2026.

The management considered the carrying value of the Company’s warrant liabilities is approximately equal to their fair value.

Warrants in equity

[b] April 1, 2019

On April 1, 2019, the Company issued warrants for services to a non-employee. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 – Share-based payment (IFRS 2) as the value of the services could not be estimated reliably. The warrants have an exercise price of $4.91 to obtain one Class A common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[c] December 7, 2019

On December 7, 2019, the Company issued warrants to settle interest due on a term loan. The transaction was valued at the fair value of the instruments in accordance with IFRS 9. The warrants have an exercise price of $5.33 to obtain one Class A common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[d] December 7, 2019

On December 7, 2019, the Company issued warrants to settle interest due on a term loan. The transaction was valued at the fair value of the instruments in accordance with IFRS 9. The warrants have an exercise price of $3.18 to obtain one Class A common share. The warrants vest immediately and are exercisable for 5 years from issuance and have been valued using the Black-Scholes Model.

[e] December 7, 2019

On December 7, 2019, the Company issued warrants for services to a non-employee. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $5.65 to obtain one Class A common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[f] December 7, 2019

On December 7, 2019, the Company issued warrants to settle interest due on a term loan. The warrants have an exercise price of $3.64 to obtain one Class A common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[g] April 30, 2021

On April 30, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

F-22

[h] August 17, 2021

On August 17, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[i] October 29, 2021

On October 29, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[j] December 21, 2021

On December 21, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[j] December 21, 2021

On December 21, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[k] February 28, 2022

On February 28, 2022, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[l] May 4, 2022

On May 4, 2022, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of USD$7.13 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

Share split

On May 8, 2022, the Company amended its Articles of Incorporation to subdivide and split the shares in the capital of the Company on the basis of ten (10) shares for every one (1) share held. The share split resulted to an increase in warrants by 2,292,129 shares and 445,644 shares for warrants in liabilities and equity, respectively. Exercise price are one tenth (1/10) of the initial value at the date of grant.

Warrants after share split

 [m] June 7, 2022

On June 7, 2022, the Company issued warrants as part of the investment to the Company. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of US$0.713 to obtain one Class B common share. The warrants vest immediately and are exercisable for 2 years from issuance and have been valued using the Black-Scholes Model.

[n] July 25, 2022

On July 25, 2022, the Company issued some warrants as an equity kicker. The warrants are exercisable for 20 years from issuance with exercise price of $0.01 USD and have been valued using the Black-Scholes Model.

F-23

[o] October 24, 2022

On October 24, 2022, the Company issued some warrants as an equity kicker. The warrants are exercisable for 20 years from issuance with exercise price of $0.713 USD and have been valued using the Black-Scholes Model. This was exercised in 2023.

[p] November 9, 2022

On November 9, 2022, the Company issued some warrants as an equity kicker. The warrants are exercisable for 20 years from issuance with exercise price of $1.00 USD and have been valued using the Black-Scholes Model.

[q] November 9, 2022

On November 9, 2022, the Company issued some warrants as an equity kicker. The warrants are exercisable for 20 years from issuance with exercise price of $0.01 USD and have been valued using the Black-Scholes Model.

[r] November 15, 2022

On November 15, 2022, the Company issued some warrants as an equity kicker. The warrants are exercisable for 2 years from issuance with exercise price of $1.00 USD and have been valued using the Black-Scholes Model.

[s] November 24, 2022

On November 24, 2022, the Company issued some warrants as an equity kicker. The warrants are exercisable for 20 years from issuance with exercise price of $1.00 USD and have been valued using the Black-Scholes Model.

[t] April 28, 2023

On April 28, 2023, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $1.00 per Warrant Share to obtain one Class B common share. The warrants vest immediately and are exercisable for 5 years from issuance and have been valued using the Black-Scholes Model.

[u] July 26, 2023

On July 26, 2023, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $1.00 per Warrant Share to obtain one Class B common share. The warrants vest immediately and are exercisable for 5 years from issuance and have been valued using the Black-Scholes Model.

[v] December 9, 2024

On December 9, 2024, the Company issued warrants in exchange for consulting services from a contractor. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $0.01 per Warrant Share to obtain one Class B common share. The warrants vest immediately and are exercisable for 20 years from issuance and have been valued using the Black-Scholes Model.

	Number of warrants	Warrant liability amount	Warrant equity amount
December 31, 2022	4,318,571	$1,709,443	$1,112,329
Warrants issued	1,005	–	475
Warrants exercised	(1,024,000)	–	(818,328)
Expiration of warrants	(50,000)	(33,560)	–
Fair value revaluation	–	–	285
December 31, 2023	3,245,576	$1,675,883	$294,761
Warrants issued	10,000	–	25,105
Expiration of warrants	(213,401)	–	(49,665)
December 31, 2024	3,042,175	$1,675,883	$270,201

F-24

Warrants before share split

	Number of warrants	Number of common shares exercisable into	Exercise price	Expiry date
May 2, 2018 [a]	254,681	254,681	$3.69	May 2, 2023
April 1, 2019 [b]	10,000	10,000	$4.91	April 1, 2029
December 7, 2019 [c]	4,690	4,690	$5.33	December 7, 2029
December 7, 2019 [d]	15,730	15,730	$3.18	December 7, 2024
December 7, 2019 [e]	11,502	11,502	$5.65	December 7, 2029
December 7, 2019 [f]	5,494	5,494	$3.64	December 7, 2029
April 30, 2021 [g]	408	408	$9.48	April 30, 2031
August 17, 2021 [h]	138	138	$9.48	August 17, 2031
October 29, 2021 [i]	153	153	$9.48	October 29, 2031
December 21, 2021 [j]	160	160	$9.48	December 21, 2031
February 28, 2022 [k]	891	891	$9.48	February 28, 2032
May 4, 2022 [l]	350	350	$7.13USD	May 4, 2032
	304,197	304,197

Warrants after share split

	Number of warrants	Number of common shares exercisable into	Exercise price	Expiry date
May 2, 2018 [a]	2,546,810	2,546,810	$0.369	April 30, 2026
April 1, 2019 [b]	100,000	100,000	$0.491	April 1, 2029
December 7, 2019 [c]	46,900	46,900	$0.533	December 7, 2029
December 7, 2019 [d]	157,300	157,300	$0.318	December 7, 2024
December 7, 2019 [e]	115,020	115,020	$0.565	December 7, 2029
December 7, 2019 [f]	54,940	54,940	$0.364	December 7, 2029
April 30, 2021 [g]	4,080	4,080	$0.948	April 30, 2031
August 17, 2021 [h]	1,380	1,380	$0.948	August 17, 2031
October 29, 2021 [i]	1,530	1,530	$0.948	October 29, 2031
December 21, 2021 [j]	1,600	1,600	$0.948	December 21, 2031
February 28, 2022 [k]	8,910	8,910	$0.948	February 28, 2032
May 4, 2022 [l]	3,500	3,500	$0.713USD	May 4, 2032
June 7, 2022 [m]	56,101	56,101	$0.713USD	June 7, 2024
July 25, 2022 [n]	56,500	56,500	$0.01USD	July 25, 2042
October 24, 2022 [o]	1,024,000	1,024,000	$0.713USD	October 24, 2042
November 9, 2022 [p]	66,500	66,500	$1.00USD	November 9, 2042
November 9, 2022 [q]	37,000	37,000	$0.01USD	November 9, 2042
November 15, 2022 [r]	7,000	7,000	$1.00USD	November 15, 2024
November 24, 2022 [s]	29,500	29,500	$1.00USD	November 24, 2042
April 28, 2023 [t]	350	350	$1.00USD	April 28, 2028
July 26, 2023 [u]	655	655	$1.00USD	July 26, 2028
December 9, 2024 [v]	10,000	10,000	$0.01USD	December 9, 2044
	4,329,576	4,329,576
Less:
Warrants exercised (o)	(1,024,000)	(1,024,000)
Expiration of warrants (a,d,m)	(263,401)	(263,401)
	3,042,175	3,042,175

F-25

The following assumptions were used to calculate the fair values at:

	2024	2023
Time to expiry in years	20	2.33
Expected volatility	44%	52%
Risk-free rate	3.16%	3.77%
Share price before share split	$9.19	$9.19
Exercise price before share split	$0.10	$3.69
Exercise price after share split	$0.01	$0.369

The weighted average exercises price for the total outstanding warrants at December 31, 2024 was $0.40 (2023 – $0.40).

A sensitivity analysis was performed to calculate the impact to the fair value of warrants issued in 2024 if the share price will increase (decrease) by 5%. Total impact on the fair value was less than $2,000.

16.	Due to shareholders

The balances due to shareholders are unsecured, non-interest bearing, with no specific terms of repayment.

17.	Government loans

Canada Emergency Business Account (“CEBA”)

The Company borrowed $40,000 on April 23, 2020 and an additional $20,000 on December 16, 2020 under the CEBA program. The CEBA was offered in the context of the COVID-19 pandemic, and is an interest-free revolving line until December 31, 2022. Any outstanding balance on January 1, 2023 becomes a term loan carrying an interest rate of 5% per annum. No principal repayment is required before December 31, 2022, and only interest payments are required thereafter until the full principal is repaid no later than December 31, 2025. Repaying the outstanding balance of the loan (other than the amount available to be forgiven) on or before December 31, 2022 will result in a single tranche of loan forgiveness up to $20,000 based on a blended rate:

●	25 percent on the first $40,000; plus
●	50 percent on amounts above $40,000 and up to $60,000

The fair value of the debt of $22,383 was calculated using an effective rate of 24%, which corresponds to a rate that the Company would have obtained for a similar loan. The book value at December 31, 2024 was nil (2023 - $43,949).

During the year ended December 31, 2023, $421 was recorded as government grant revenue on the consolidated statements of comprehensive loss. Deferred grant revenue is recognized over the interest free period of the loan. During the year ended December 31, 2024, CEBA loan of $43,949 was forgiven and fully paid off.

Federal Economic Development Agency (“FedDev”) Loan

In December 2020, the Company borrowed $139,875 from FedDev as part of its Regional Economic Growth Through Innovation program.  The loan is interest-free, and the principal is to be repaid in equal monthly installments from January 1, 2023 to December 1, 2027. The fair value of the debt of $55,671 was calculated using an effective rate of 24%, which corresponds to a rate that the Company would have obtained for a similar loan.

On April 1, 2021, the Company borrowed an additional $810,125 from FedDev under the same terms. The fair value of the debt of $395,441 was calculated using an effective rate of 24%, which corresponds to a rate that the Company would have obtained for a similar loan.

F-26

The book value at December 31, 2024 was $485,740 (2023 - $545,416). During the year ended December 31, 2024, $82,089 (2023 - $82,089) was recorded as government grant revenue on the consolidated statements of comprehensive loss. Deferred grant revenue is recognized over the interest free period of the loan.

Highly Affected Sectors Credit Availability Program (“HASCAP”) Loan

On July 20, 2021, the Company borrowed $250,000 from a financial institution. The debt is guaranteed by the Business Development Bank of Canada as part of its Highly Affected Sectors Credit Availability Program. The loan carries an interest rate of 4% per annum. Monthly interest-only payments are required for the first twelve months, and principal is to be repaid in equal monthly instalments from August 20, 2022 to July 20, 2031.

The fair value of the debt of $114,102 was calculated using an effective rate of 24%, which corresponds to a rate that the Company would have obtained for a similar loan. The book value at December 31, 2024 was $115,589 (2023 - $122,695). During the year ended December 31, 2024, $13,590 (2023 - $13,590) was recorded as government grant revenue on the consolidated statement of comprehensive loss. Deferred grant revenue is recognized over the interest free period of the loan.

Government loans, December 31, 2022	$753,318
Accretion	144,029
Payment	(191,313)
Government loans, December 31, 2023	$706,034
Accretion	117,574
Payment	(178,330)
Forgiveness of government loan	(43,949)
Government loans, December 31, 2024	$601,329

Short-term portion	$286,465
Long-term portion	$314,864

18.	Share capital

Authorized
Unlimited	Class A Common shares
Unlimited	Class B Common Shares, non-voting, non-participating

Issued after share split		2024	2023
35,572,451	Class A Common shares	$4,965,656	$4,965,656
12,336,138	Class B Common shares	$14,036,796	$9,609,598

On December 28, 2020, the Company filed and an Offering Statement and a Preliminary Offering Circular (“OC”) under Regulation A with the Securities and Exchange Commission (“SEC”). On February 22, 2021, the SEC qualified the Offering Statement. The Company may offer a maximum of 2,104,718 Class B Common Shares at $7.13USD per share ($0.173USD per share after share split on May 8, 2022). During 2021, the Company sold 67,231 Class B Common shares for proceeds of $644,733, and incurred share issuance costs of $80,160.

On February 22, 2022, the Company issued 119,050 Class A and 186,432 Class B shares on convertible notes with fair value amounting to $1,123,777 and $1,760,915, respectively. During the year ended December 31, 2022, the Company issued 185,637 Class A Common shares for proceeds of $214,360. In addition, the Company issued 722,807 Class B Common shares, for total proceeds of $1,911,505 during the same period. Share issuance costs directly attributable to the issuance of Class B Common shares totaled $17,378.

On May 8, 2022, the Company amended its Articles of Incorporation to subdivide and split the shares in the capital of the Company on the basis of ten (10) shares for every one (1) share held. The share split resulted in an increase in Class A and B Common Shares by 31,887,504 shares and 2,951,991 shares, respectively.

F-27

On May 11, 2022, the Company filed an Offering Statement under Regulation A with the SEC. The Offering Statement was qualified on July 27, 2022. The Company is offering a maximum of 25,000,000 Class B Common Shares at $1.00USD per share (the "2022 Regulation A Offering”). As of December 31, 2022, the Company issued 339,451 Class B Common shares for proceeds of $339,451 in the 2022 Regulation A Offering. In addition, the Company issued 141,770 Class B Common shares for proceeds of $141,770 during the same period in a concurrent private placement in Canada.

During the year ended December 31, 2022, the Company issued 280,270 Class B Common shares at $0.713 per share, for proceeds of $134,260USD and $100,000 under Regulation D and a private placement in Canada.

During the year ended December 31, 2023, the Company issued 1,053,768 Class B Common Shares at $1.00USD per share, for proceeds of $1,053,768USD in the 2022 Regulation A Offering. In addition, the Company sold 229,850 shares at $1.00USD per share, for proceeds of $229,850USD during the same period in a concurrent private placement in Canada.

On August 23, 2023, the Company filed an amendment to the Offering Statement under Regulation A with the SEC, which was qualified on August 31, 2023 (the “2023 Offering Statement”). The Company is offering a maximum of 20,000,000 Class B Common Shares at $1.25USD per share.

During the year ended December 31, 2023, the Company issued 1,190,391 Class B Common Shares (including bonus shares) at $1.25USD per share, for proceeds of $1,394,302USD under the 2023 Offering Statement. In addition, the Company sold 196,093 shares (including bonus shares) at $1.25USD per share, for proceeds of $240,778USD during the same period in a concurrent private placement in Canada. A total of 77,621 bonus shares were issued during the year 2023.

During the year ended December 31, 2023, the Company issued 2,347,253 Class B Common shares at $0.713USD per share, for proceeds of $578,000USD and $1,500,000USD under Regulation D and a private placement in Canada.

During the year ended December 31, 2024, the Company issued 121,400 Class B Common Shares to pay of the remaining balance of certain notes payables amounting to $153,603.

During the year ended December 31, 2024, the Company issued 6,000 Class B Common Shares at a price of $1.00USD per share, generating proceeds of $6,000USD.

In addition, the Company issued 52,600 Class B Common Shares, including bonus shares, at a price of $1.25USD per share, generating proceeds of $25,000USD.

Additionally, the Company issued 2,181,494 Class B Common Shares, including bonus shares, at a price of $1.50USD per share for total proceeds of $3,055,700USD.

Furthermore, the Company issued 1,032,628 Class B Common Shares, at a price of $1.75USD per share. including bonus shares, in exchange for consideration totaling $1,671,415USD.

The total share issuance cost for the year ended December 31, 2024 is $2,138,588 (2023 - $438,895).

19.	Stock-based compensation

The Company may grant stock options to the Board, certain employees and consultants, that allow each participant to purchase Class B common shares of the Company. The exercise price of each stock option is equal to the fair value of the underlying Class B common share when the stock option was granted. Stock options vest quarterly over terms ranging from 2 to 4 years. Stock options have a 10-year term. Employees and consultants also have the benefit of cashless exercise wherein employees and consultants are not required to pay in cash to exercise the option, rather, the option plan allows the use of equity built up in the option to pay the exercise price.

On May 8, 2022, the Company amended its Articles of Incorporation to subdivide and split the shares in the capital of the Corporation on the basis of ten (10) shares for every one (1) share held. The share split resulted to an increase by 3,970,584 stock options. In addition, the Company granted additional 3,598,459 stock options in 2022 with the same exercise price and expiration date.

F-28

A summary of stock option activity under the plan is as follows:

	Number of stock options	Weighted average exercise price
December 31, 2018	413,605	$1.00
Granted	27,571	1.00
December 31, 2019	441,176	$1.00
Granted	–	1.00
December 31, 2020	441,176	$1.00
Granted	–	1.00
December 31, 2021	441,176	$1.00
Share split	3,970,584	/10
Granted	2,458,699	0.10
December 31, 2022	6,870,459	$0.10
Granted	231,968	0.10
Expired/not vested	(199,311)	0.10
December 31, 2023	6,903,116	$0.10
Granted	548,824	0.09
December 31, 2024	7,451,940	$0.10
Options exercisable - December 31, 2024	6,919,486	$0.10

The Company uses the fair value method for recording compensation expense related to stock-based instruments awarded to employees, consultants, officers, and the Board in accordance with IFRS 2. For the purpose of expensing stock options each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Compensation expense is recognized over the tranche's vesting period by increasing contributed surplus based on the number of awards expected to vest.

For options granted in 2024 and 2023, the fair value of each stock option on the date of the grant was estimated using the Black-Scholes option pricing model as set out below.

	2024	2023
Risk-free interest rate	3.18%-3.62%	3.26%
Estimated volatility	43.5%-50.8%	59%
Dividend yield	–	–
Expected life (in years)	10.00	10.00
Weighted average share price at grant date	$0.36	$0.30
Weighted average fair value after share split	$0.345	$0.259

Expected volatility has been based on an evaluation of the historical volatility of companies within the same industry as the Company, particularly over the historical period commensurate with the expected term.

As at December 31, 2024, the weighted average remaining contractual life of stock options was 8.41 years (2023 – 3.21 years).

20.	Capital management

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern while providing a return to its shareholders. The capital structure of the Company is composed of long-term debt, convertible notes, warrant liability, and equity attributable to the Company's shareholders. The Company's primary uses of capital are to finance the development of its technology. The Company's objectives in managing capital are: (i) to maintain sufficient working capital to meet current financial obligations and continue as a going concern; (ii) to maintain investor and creditor confidence; and (iii) to sustain future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. As at December 31, 2024, total managed capital was $38,145,882 (2023 - $28,845,889).

F-29

21.	Financial instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair value. The three levels of the fair value hierarchy are:

∙	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities:

∙	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and

∙	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities, advances, and, due to shareholders approximate their fair values due to the relatively short-term maturities of these financial instruments.

	Fair value hierarchy level	2024	2023
Cash	Level 1	$397,638	$252,702
Accounts receivable	Level 2	495,165	536,273
		$892,803	$788,975

Bank indebtedness	Level 1	$78,068	$–
Accounts payable and accrued liabilities	Level 2	1,943,632	1,553,802
Advances	Level 2	388,627	19,270
Notes payable	Level 2	7,510,878	2,292,381
Fair-value of convertible notes	Level 3	427,000	400,000
Term loans	Level 3	2,765,135	3,567,365
Warrant liability	Level 3	1,675,883	1,675,883
Lease liabilities	Level 3	1,141,223	–
Due to shareholders	Level 2	3,759,537	4,079,348
Government loans	Level 3	601,329	706,034
		$20,291,312	$14,294,083

The Company is exposed to the following risks by virtue of its activities: Credit Risk – Cash is primarily invested with one major bank in Canada and a bank in the United States. Management believes that the financial institutions that hold the Company’s cash are financially sound and, accordingly, minimal credit risk exists with respect to this asset. The accounts receivable balance is mainly due from one large retailer which has been assessed for expected credit losses and no significant allowance has been determined. The maximum credit risk is the sum of its cash and accounts receivable. None of the Company’s financial assets are secured by collateral or other credit enhancements. During the year ending December 31, 2024, the Company has estimated a provision for expected credit losses from its receivables amounting to $1,169 (2023 - $23,992) (Note 5). Apart from the receivables, the Company determined that there were no financial assets that required valuation allowance. All the revenue is generated through e-commerce platform in North America.

F-30

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. The Company enters into foreign currency purchase and sale transactions and has assets and liabilities denominated in foreign currencies resulting in expose to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The Company's financial instruments denominated in foreign currencies expressed in Canadian dollars and the exchange rate $1.44 Canadian dollars per $1 U.S. dollars during 2024 ($1.32 CAD per $1 USD in 2023) used at the balance sheet date are as follows:

	Currency	2024	2023
Cash	U.S. dollar	$131,611	$71,052
Accounts payable and accrued liabilities	U.S. dollar	$1,143,031	$348,773
Advances	U.S. dollar	$349,376	$14,570
Notes payable	U.S. dollar	$7,510,878	$1,733,239
Term loans	U.S. dollar	$–	$608,440

Liquidity Risk - Liquidity risk arises from the Company will encounter difficulties in meeting its obligations associated with its financial liabilities. The Company is exposed to this risk mainly with respect to its accounts payable and accrued liabilities, advances, term loans, and convertible debts balances. The Company manages its liquidity risk by monitoring its operating requirements (Note 2).

	Carrying amount	Contractual cash flow	1 Year	2-7 years
December 31, 2024
Bank indebtedness	$78,068	$78,068	$78,068	$–
Accounts payable and accrued liabilities	1,943,632	1,943,632	1,943,632	–
Advances	388,627	388,627	388,627	–
Notes payable	7,510,878	7,510,878	7,510,878	–
Due to shareholders	3,759,537	3,759,537	–	3,759,537
Lease liabilities	1,141,223	1,391,935	345,652	1,046,283
Term loans	2,765,135	2,765,135	639,356	2,125,779
Government loans	601,329	851,420	286,465	564,955
	$18,188,429	$18,689,232	$11,192,678	$7,496,554
December 31, 2023
Bank indebtedness	$–	$–	$–	$–
Accounts payable and accrued liabilities	1,553,802	1,553,802	1,553,802	–
Advances	19,270	19,270	19,270	–
Notes payable	2,292,381	2,292,381	2,292,381	–
Due to shareholders	4,079,348	4,079,348	–	4,079,348
Term loans	3,567,365	3,567,365	305,891	3,261,474
Government loans	706,034	1,077,227	226,140	851,087
	$12,265,484	$12,589,393	$4,397,484	$8,191,909

22.	Compensation of key management and related party transactions

Key management includes the Company's Board and key officers. Compensation awarded to key management included:

	2024	2023
Salaries and benefits	$80,000	$167,500

Term loan with related parties

At December 31, 2024, $270,000 (December 31, 2023 - $270,000) of term loans were owed to a relative of the CEO (Note 13).

F-31

23.	Income taxes

The Company's effective income tax rate is made up as follows:

	2024	2023

Loss before income tax	$(8,401,205)	$(5,220,930)
Statutory tax rate	26.5%	26.5%

Expected income tax benefit	(2,226,319)	(1,383,546)
Non-deductible expenses and permanent differences	509,154	434,016
Change in deferred tax assets not recognized	1,717,165	949,530
	$–	$–

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to the deferred income tax assets at December 31, 2024 and 2023 are as follows:

	2024	2023
Non-capital loss	$6,409,361	$5,094,600
SRED pools	243,576	243,576
Property and equipment	(13,548)	9,058
Share issuance costs	526,755	101,745
	7,166,144	5,448,979
Deferred income tax assets not recognized	(7,166,144)	(5,448,979)
	$–	$–

As at December 31, 2024, the Company has non-capital losses carried forward of $24,196,742 (2023 - $19,224,904) available to reduce future years taxable income. The losses expire in 2033 - 2044.

24.	Expenses by nature

	2024		2024
	Product costs	Operating expenses	Product costs	Operating expenses
Advertising and promotion	$–	$1,543,277	$–	$1,058,601
Depreciation and amortization (Note 9, 10)	–	324,214	–	35,536
Freight and shipping	–	477,561	–	351,856
Inventory (Note 7)	1,673,751	–	539,678	–
Office and general	–	2,063,904	–	1,997,568
Short term rentals (Note 26)	–	22,290	–	12,345
Expected credit losses from receivables (Note 5)	–	1,169	–	23,992
Research and development	–	502,023	–	166,025
Salaries and benefits	–	1,574,014	–	1,286,281
Stock-based compensation (Note 19)	–	773,899	–	551,428

	$1,673,751	$7,282,351	$539,678	$5,483,632

F-32

25.	Finance expense

	2024	2023
Interest on term loans (Note 13)	$1,448,268	$678,075
Term loan with warrants interest (Note 13)	269,876	304,151
Interest in leases (Note 26)	112,014	–
Accretion on government loans (Note 17)	117,574	141,029
SRED and SDTC financing interest (Note 13)	–	76,164
Other interest and charges	145,029	177,421
	$2,092,761	$1,376,651

26.	Leases

The Company has entered into a lease for office space in Toronto and a lease for a vehicle. The leases are included in the consolidated statements of financial position as a right-of-use asset and lease liability. The vehicle lease began on May 31, 2023 and has a 4-year term. The Company has an option to purchase the vehicle at the end of the lease. The office lease started on January 1, 2024, it has a 5-year term, and there is no purchase option at the end of the lease term. The Company has provided a security deposit totaling $22,736 as of December 31, 2024. The security deposit is classified as a non-current asset on the consolidated statement of financial position, as it is expected to be returned at the end of the lease term, subject to the terms of the lease agreement. During the year ended December 31, 2024, interest expense incurred on lease liabilities is $112,014 (2023 - $Nil) (Note 25).

Other short term rentals included in the operating expenses amounted to $22,289 for the year ended December 31, 2024 (2023 - $12,345) (Note 25).

Lease Liabilities

	Vehicle	Office	Total
31-Dec-23	$–	$–	$–
Additions	67,995	1,222,188	1,290,183
Lease Payments	(23,152)	(125,808)	(148,960)
31-Dec-24	$44,843	$1,096,380	$1,141,223
Less: Current portion	(17,045)	(223,337)	(240,382)
Non-current portion	$27,798	$873,043	$900,841

The following table presents the future cash flow from the two lease agreements as of December 31, 2024 for the next 5 years.

	2025	2026	2027	2028	Thereafter	Total
Lease Payments	$240,661	$280,227	$297,988	$322,347	$–	$1,141,223
Finance Charges	104,991	78,489	49,222	18,009	–	250,711
Future undiscounted payments	$345,652	$358,716	$347,210	$40,356	$–	$1,391,935

Additions to ROU assets and carrying amounts at the end of the reporting periods as well as depreciation charges are presented in Note 9.

F-33

27.	Supplemental cash flow information

	2024	2023
Non-cash value of share issuance through exercise of warrants	$–	$818,328
Non-cash value of convertible notes converted to Common B Shares	217,809	–
Non-cash value of recognition of ROU assets & liabilities	1,290,183	–

28.	Subsequent Events

No material events or transactions have occurred during this period that would require adjustment to or disclosure in the financial statements for the year ended December 31, 2024.

F-34

Item 8. Exhibits

INDEX TO EXHIBITS

2.1	Certificate and Articles of Incorporation as Amended*

2.2	Bylaws as Amended*

2.3	Certificate of Share Split Amendment*

4	Form of Subscription Agreement*

6.1	Voting Trust Agreement as Amended*

6.2	Shareholders Agreement as Amended*

6.3	Employment Agreement Marc Bishara*

8	Escrow Agreement+

11	Auditor’s consent

14	Form F-X*

 ___________________

*	Previously filed.
+	Filed as an exhibit the Company’s Current Report on Form 1-U and incorporated by reference

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized April 29, 2025.

RYSE, Inc

April 29, 2025	By:	/s/ Trung Pham
	Name:	Trung Pham
	Title:	Chief Executive Officer
(Principal Executive Officer)
Chief Financial Officer (Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this report has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Trung Pham	Chief Executive Officer, Chief Financial Officer, Secretary, and Director	April 29, 2025
Trung Pham

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